EXHIBIT 2.2

EXECUTION COPY

MERCER INTERNATIONAL INC.

AND

FIBREK INC.

SUPPORT AGREEMENT

February 9, 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	DEFINITIONS	1
1.2	CURRENCY	11
1.3	ACCOUNTING MATTERS	11
1.4	KNOWLEDGE	12
1.5	SCHEDULES	12

ARTICLE 2 THE OFFER		12

2.1	THE OFFER	12
2.2	CONDITIONS TO MAKING OF THE OFFER	15
2.3	BOARD OF DIRECTORS’ RECOMMENDATION	16
2.4	FIBREK STOCK OPTION PLAN	18
2.5	OFFER DOCUMENTS	18
2.6	SHAREHOLDER RIGHTS PLANS	19
2.7	COMPULSORY ACQUISITION/SUBSEQUENT ACQUISITION TRANSACTION	19
2.8	WAIVER OF STANDSTILL	20
2.9	DIRECTORS	20
2.10	REGISTRAR AND TRANSFER AGENT	20
2.11	INFORMATION AGENT AND DEALER MANAGER	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		21

3.1	REPRESENTATIONS AND WARRANTIES OF THE OFFEROR	21
3.2	REPRESENTATIONS AND WARRANTIES OF FIBREK	21

ARTICLE 4 CONDUCT OF BUSINESS		21

4.1	COVENANTS OF FIBREK REGARDING THE CONDUCT OF BUSINESS	21

ARTICLE 5 COVENANTS OF FIBREK		24

5.1	NON-SOLICITATION	24
5.2	RIGHT TO MATCH	25
5.3	TERMINATION FEE AND EXPENSE REIMBURSEMENT	26
5.4	LIQUIDATED DAMAGES: EXCLUSIVE REMEDY	27
5.5	INJUNCTIVE RELIEF	28

ARTICLE 6 COVENANTS OF THE OFFEROR		28

6.1	EXTENSION OF EXPIRY DATE	28
6.2	DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	28
6.3	EMPLOYMENT AND BENEFIT MATTERS	29
6.4	ADDITIONAL OFFEROR COVENANTS	29

ARTICLE 7 OTHER COVENANTS		30

7.1	NOTICE PROVISIONS	30
7.2	REGULATORY MATTERS	30
7.3	PUBLICITY	31

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		31

8.1	TERMINATION	31

8.2	EFFECT OF TERMINATION	33

ARTICLE 9 GENERAL PROVISIONS		34

9.1	NOTICES	34

ARTICLE 10 MISCELLANEOUS		35

10.1	AGREEMENT MATTERS	35
10.2	BINDING EFFECT AND ASSIGNMENT	35
10.3	SURVIVAL	35
10.4	EXPENSES	35
10.5	COUNTERPARTS	36
10.6	FURTHER ASSURANCES	36
10.7	ACCESS TO INFORMATION	36
10.8	SEVERABILITY	37

SCHEDULE A - CONDITIONS TO THE OFFER

SCHEDULE B - REPRESENTATIONS AND WARRANTIES

SCHEDULE C - FORM OF LOCK-UP AGREEMENT

SCHEDULE D - PRORATION CALCULATIONS

SUPPORT AGREEMENT

THIS AGREEMENT dated February 9, 2012,

BETWEEN:

MERCER INTERNATIONAL INC., a corporation existing under the laws of Washington (the “Offeror”)

- and -

FIBREK INC., a corporation existing under the laws of Canada (“Fibrek”)

WHEREAS:

A.	The Offeror, directly or through one of its affiliate(s), desires to make an offer for all the Common Shares (as defined below), by way of a take-over bid, on the terms and subject to the conditions set out in this Agreement; and

B.	The board of directors of Fibrek (the “Board of Directors”) has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Common Shares pursuant to the Offer (as defined below) is fair, from a financial point of view, to all Shareholders (as defined below) (other than those who have entered into lock-up agreements with any Person other than the Offeror with respect to their Common Shares) and that it would be advisable and in the best interests of Fibrek for the Board of Directors to take all reasonable action to support and facilitate the Offer and enter into this Agreement and to recommend that Shareholders tender their Common Shares to the Offer, all on the terms and subject to the conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“1933 Act” means the U.S. Securities Act of 1933, as amended;

“2010 Financial Statements” has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

“2010 Offeror Financial Statements” has the meaning ascribed thereto in Section (g)(i) of Part I of Schedule B;

“Acquisition Proposal” means, other than the Contemplated Transactions, any offer, proposal, expression of interest, solicitation, inquiry or announcement from any Person (other than the Offeror and its Affiliates) (including any offer or proposal made prior to the date hereof and any modification after the date hereof of any offer or proposal made prior to the date hereof), whether or not in writing and whether or not delivered to the shareholders of Fibrek, relating to:

(a)	any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of (a) the assets of Fibrek and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fibrek and its subsidiaries or which contribute 20% or more of the consolidated revenue of Fibrek and its subsidiaries; or (b) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially owned (including securities convertible into voting or equity securities) by such Person or any Persons acting jointly or in concert with such Person, would be equal to 20% or more of the issued and outstanding voting or equity securities of Fibrek or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fibrek and its subsidiaries or which contribute 20% or more of the consolidated revenue of Fibrek and its subsidiaries;

(b)	any take-over bid, tender offer, deposit offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into voting or equity securities) of Fibrek;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Fibrek and/or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Fibrek and its subsidiaries or which contribute 20% or more of the consolidated revenue of Fibrek and its subsidiaries; or

(d)	any public announcement of an intention to do any of the foregoing;

“Affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this support agreement, together with the Schedules attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Bid Circular” has the meaning ascribed thereto in Section 2.1(c);

“Board of Directors” has the meaning ascribed thereto in the Recitals;

“Business Day” means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the cities of Montreal, Quebec and Vancouver, British Columbia are generally authorized or obliged by law to close;

“Canadian GAAP” means (i) for the period up to January 1, 2011, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting, and (ii) as of January 1, 2011, International Financial Reporting Standards, in each case, as applicable, at the relevant time, applied on a consistent basis;

“CBCA” means the Canada Business Corporations Act;

“Change of Control Events” has the meaning ascribed thereto in Section 6.3;

“Change of Control Payments” has the meaning ascribed thereto at Section (t) of Part II of Schedule B;

“Code” means the United States Internal Revenue Code, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or her designee;

“Common Shares” means the issued and outstanding common shares of Fibrek, and shall include all common shares of Fibrek issued upon exercise of any Options prior to the Expiry Time;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Competition Act Approval” means the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or the waiting period under Part IX of the Competition Act shall have expired or have been waived in accordance with the Competition Act and the Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) that she does not intend, at the time of such advice, to make an application under Section 92 of the Competition Act in respect of the purchase of the Common Shares by the Offeror and the form of and any terms and conditions attached to any such advice are acceptable to the Offeror, acting reasonably;

“Compulsory Acquisition” means an acquisition by the Offeror of all Common Shares not tendered to the Offer utilizing the provisions of Section 206 of the CBCA;

“Conditional Option Exercise” has the meaning ascribed thereto in Section 2.4(b);

“Conditions of the Offer” has the meaning ascribed thereto in Section 2.1(b);

“Confidentiality Agreement” means the confidentiality agreement made as of the 23rd day of December, 2011, between the Offeror and Fibrek, as it may be amended;

“Contemplated Transactions” means the making of the Offer, the mailing of the Offer Documents and the take-up of Common Shares under the Offer;

“Contract” means any contract, agreement, commitment, understanding, undertaking, engagement, license, franchise, lease, arrangement or other contractual right or obligation, whether written or oral;

“Credit Facilities” has the meaning ascribed thereto in Section 2.2(a)(xi);

“Current Premia” has the meaning ascribed thereto in Section 6.2(a);

“DataSite” means the information made available to and accessible by the Offeror through Fibrek’s on-line data room on Merrill DataSite;

“Diligence Information” means all documentation and other information made available to the Offeror or any of its Representatives on or before the date hereof through: (i) the DataSite; and (ii) the management presentations held in January 2012;

“Directors’ Circular” has the meaning ascribed thereto in Section 2.3(b)(i);

“Disclosure Letter” means the disclosure letter executed by Fibrek and delivered to the Offeror on the date hereof in connection with the execution of this Agreement;

“Effective Time” means the time that the Offeror shall have first taken up Common Shares pursuant to Section 2.1(k);

“Eligible Options” means Options having an exercise price lower than the Offer Price;

“Employee Plans” means all the employee benefit, fringe benefit, deferred benefit, supplemental unemployment benefit, bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, termination, severance, change of control, pension, supplementary pension, retirement, stock option, stock purchase, stock appreciation, restricted stock unit, performance stock unit, director share unit, phantom stock, registered retirement savings, insurance, extended health, welfare, medical (including out of country), dental, disability, life insurance, employee family assistance, vacation or vacation pay programs, or similar plans for the benefit of or relating to any of the current or former directors, officers or employees or consultants of Fibrek or any of its subsidiaries (or any spouses, dependants, survivors or beneficiaries of any such Persons) maintained, sponsored, funded or otherwise contributed to or required to be contributed to, by Fibrek or any of its subsidiaries, or under which Fibrek or any of its subsidiaries has or will have any liability or contingent liability, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than government-sponsored employment insurance, workers’ compensation, health insurance or pension plans;

“Environmental Laws” means all applicable Laws that relate to or impose liability or standards with respect to: (i) the use, manufacture, handling, transport, transfer, processing, generation, labelling, distribution, treatment, storage, discharge, disposal, spill, recycling, import, export, sale, destruction or release of any Hazardous Substances; and (ii) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with the environment or natural resources (including climate, ambient air, surface water, sewer systems, groundwater, land surface, subsurface strata, wetlands, wildlife, aquatic species and vegetation), or otherwise relating to environmental or public health and safety matters;

“Existing Unsolicited Offer” means the unsolicited offer for Common Shares made by AbitibiBowater Inc. (doing business as Resolute Forest Products) and RFP Acquisition Inc. made pursuant to an offeror’s circular filed with the securities regulators in Canada on December 15, 2011, as amended from time to time, as the case may be, in accordance with applicable Securities Laws;

“Existing Unsolicited Offer Extension Date” has the meaning ascribed thereto in Section 6.1;

“Existing Unsolicited Offer Lock-Up Agreements” mean those lock-up agreements dated as of November 28, 2011 entered into between AbitibiBowater Inc. and each of (i) Fairfax Financial Holdings Limited; (ii) Oakmont Capital Inc., Terence M. Kavanaugh and Gregory P. Hannon; and (iii) Dalal Street, LLC, in each case, as may be amended from time to time;

“Expense Reimbursement” has the meaning ascribed thereto in Section 5.3(c);

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning ascribed thereto in Section 2.1(d);

“Fairness Opinion” means a fairness opinion from Fibrek’s financial advisor, TD Securities, to the effect that, as of the date thereof, the consideration offered for the Common Shares under the Offer is fair, from a financial point of view, to all Shareholders (other than those who have entered into lock-up agreements with any Person other than the Offeror with respect to their Common Shares);

“Fibrek” has the meaning ascribed thereto in the designation of the Parties;

“Fibrek Public Disclosure Record” means all documents filed by Fibrek since December 31, 2010 and prior to the date of this Agreement with the Canadian securities regulators on SEDAR under the name of “Fibrek Inc.” and not marked private;

“Fibrek Securityholders” means the Shareholders and the holders of Options;

“Fibrek Stock Option Plan” means the share option plan of Fibrek, dated March 25, 2010, as amended after the date hereof in accordance with the terms of this Agreement;

“Filings” has the meaning ascribed thereto in Section 7.2(b);

“Financial Statements” has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

“Financing” has the meaning ascribed thereto in Section 5.3(c) of this Agreement;

“Fully-Diluted Basis” means, with respect to the number of Common Shares outstanding at any time, the number of Common Shares that would be outstanding assuming all Options and any other rights to receive Common Shares outstanding at that time had been exercised or converted, but excluding Common Shares issuable upon the exercise of SRP Rights;

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, minister, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Hazardous Substance” means any substance or material that is deemed to be, alone or in any combination, a pollutant, contaminant, waste, special waste, toxic, radioactive, ignitable, corrosive, reactive, hazardous, deleterious, dangerous or a source of contamination under any Environmental Law, and any substance or material the presence or concentration of which in soil, sediment, ground water or surface water is regulated under any Environmental Law, including, without limitation, petroleum, petroleum products, asbestos and urea-formaldehyde insulation;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), and the rules and regulations promulgated thereunder;

“HSR Act Approval” means the expiry of the applicable waiting period under the HSR Act, unless the waiting period is earlier terminated;

“ICA Approval” means that the Offeror shall have received written evidence from the responsible Minister under the Investment Canada Act that the Minister is satisfied or deemed to be satisfied that the Contemplated Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Interim Financial Report” has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

“Investment Canada Act” means the Investment Canada Act and the regulations promulgated thereunder, as amended from time to time;

“Latest Mailing Time” has the meaning ascribed thereto in Section 2.1(c);

“Laws” means any and all applicable: (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws; (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity; and (iii) policies, guidelines, notices and protocols, to the extent that they have the force of law and which are binding on or affect the Person to which they relate, and include, for greater certainty, any applicable Environmental Laws, Regulatory Laws and Securities Laws;

“Lien” means (i) any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), privilege, easement, encroachment, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement or restriction, restrictive covenant or conditional sale agreement, and (ii) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

“Lock-Up Agreement” means each of the lock-up agreements dated the date hereof between the Offeror and each of the Locked-Up Shareholders, in the form attached hereto as Schedule C;

“Locked-Up Shareholders” means all directors and officers of Fibrek and any Affiliate or associate (as defined in the Securities Act) of such directors and officers holding Common Shares or Options, with the exception of Hubert T. Lacroix who holds his Common Shares in a blind trust;

“Mailing Date” means the first date on which Offer Documents are mailed to Shareholders pursuant to Section 2.1(c);

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, obligations, liabilities (contingent or otherwise), financial condition or results of operations of Fibrek and its subsidiaries either alone or in combination with any other changes, effects, events, occurrences, state of facts or developments; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change in Canadian GAAP; (ii) any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak or escalation of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes); (iv) any change in general economic, business, regulatory or market conditions or in national or global financial, capital, securities or currency markets; (v) any natural disaster; (vi) the execution, announcement or performance of this Agreement or consummation of the Contemplated Transactions; (vii) any change in the market price or trading volume of the Common Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); (viii) the failure, in and of itself, of Fibrek to meet any internal or public projections, forecasts or estimates of revenue or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of the Offeror; or (x) any action taken by Fibrek or any of its subsidiaries that is required or permitted pursuant to this Agreement; provided that an effect described in any of clauses (i) and (v) may be taken into account to the extent Fibrek and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers of Fibrek and its subsidiaries in the same industry in which Fibrek and its subsidiaries operate;

“material change” has the meaning ascribed thereto in the Securities Act;

“Material Contract” means (i) any real property lease, and (ii) any other Contract to which Fibrek or any of its subsidiaries is a party or by which Fibrek or any of its subsidiaries is bound or by which Fibrek or any of its subsidiaries has, or will have, any liability or contingent liability: (a) which, if terminated, would reasonably be expected to have a Material Adverse Effect on Fibrek; (b) under which Fibrek or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $1,000,000 in the aggregate; (c) relating to indebtedness for borrowed money of Fibrek or any of its subsidiaries, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (d) providing for the establishment, organization or formation of any joint ventures involving Fibrek or any of its subsidiaries; (e) under which Fibrek or any of its subsidiaries is obligated to make, or expects to receive, payments in excess of $1,000,000 over the remaining term of the Contract; (f) that limits or restricts Fibrek or any of its subsidiaries from engaging in any line of business or any geographic area or limits or restricts the manner in which it can conduct business; (g) which has a remaining term to maturity of more than 12 months and cannot be terminated earlier without penalty upon notice from Fibrek or its subsidiaries; (h) which is entered into with a director, officer or shareholder of Fibrek or any of its subsidiaries, or any of their Affiliates, or with a party which does not deal at arm’s length with Fibrek or any of its subsidiaries for the purposes of the Tax Act or the Code; (i) is with a Governmental Entity; (j) pursuant to which Fibrek provides an indemnification to any Person (other than a current or former director or officer of Fibrek, and Contracts entered into by Fibrek or any of its subsidiaries in the ordinary course of business that are not otherwise Material Contracts and which would not reasonably be expected to result in the liability of Fibrek and its subsidiaries to a third party exceeding $1,000,000 in the aggregate); and (k) any Contract included under the heading “Material Contracts” in Fibrek’s annual information form dated March 23, 2011 and any amendments thereto that are included in the Fibrek Public Disclosure Record;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Maximum Cash Consideration” means $70,000,000;

“Maximum Share Consideration” means 11,741,496 Offeror Shares;

“Minimum Deposit Condition” has the meaning ascribed thereto in Section (a) of Schedule A;

“NASDAQ” means the NASDAQ Stock Market;

“Offer” has the meaning ascribed thereto in Section 2.1(a), which term shall include any amendments to, variations of, or extensions of, such Offer made in accordance with this Agreement;

“Offer Documents” has the meaning ascribed thereto in Section 2.1(c);

“Offer Price” has the meaning ascribed thereto in Section 2.1(a);

“Offeror” has the meaning ascribed thereto in the designation of the Parties;

“Offeror Financial Statements” has the meaning ascribed thereto in Section (g)(i) of Part I of Schedule B;

“Offeror Interim Financial Report” has the meaning ascribed thereto in Section (g)(i) of Part I of Schedule B;

“Offeror Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, obligations, liabilities (contingent or otherwise), financial condition or results of operations of the Offeror and its subsidiaries either alone or in combination with any other changes, effects, events, occurrences, state of facts or developments; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an Offeror Material Adverse Effect: (i) any change in United States generally accepted accounting principles; (ii) any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak or escalation of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes); (iv) any change in general economic, business, regulatory or market conditions or in national or global financial, capital, securities or currency markets; (v) any natural disaster; (vi) the execution, announcement or performance of this Agreement or consummation of the Contemplated Transactions; (vii) any change in the market price or trading volume of the Common Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); (viii) the failure, in and of itself, of the Offeror to meet any internal or public projections, forecasts or estimates of revenue or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether an Offeror Material Adverse Effect has occurred); (ix) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of the Offeror; or (x) any action taken by the Offeror or any of its subsidiaries that is required or permitted pursuant to this Agreement; provided that an effect described in any of clauses (i) and (v) may be taken into account to the extent the Offeror and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers of the Offeror and its subsidiaries in the same industry in which the Offeror and its subsidiaries operate;

“Offeror Public Disclosure Record” means all documents filed by the Offeror on “EDGAR”, the SEC reporting site, and on SEDAR by Mercer since December 31, 2010 and prior to the date of this Agreement but shall not include documents that are “furnished”;

“Offeror Shareholder Approval” means the receipt by the Offeror of the requisite approval from a simple majority of shareholders of the Offeror who vote in person or by proxy at a meeting of shareholders, duly held in accordance with applicable Laws, including applicable Securities Laws, to approve the issuance of the Offeror Shares to be issued pursuant to the Offer pursuant to the rules of NASDAQ;

“Offeror Shares” means the common shares in the capital stock (par value $1.00) of the Offeror;

“Options” means the outstanding options to purchase Common Shares granted under or otherwise subject to the Fibrek Stock Option Plan;

“Outside Date” means June 15, 2012, subject to the right of any Party to extend the Outside Date one time for up to an additional 15 days (in increments of days if desired) (but for greater certainty in no event later than June 30, 2012) if either of conditions (b) and (c) of the Conditions of the Offer set forth at Schedule A hereto has not been satisfied, unless any such condition is incapable of being satisfied based upon a final and non-appealable decision or order of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Montreal time) on the date that is 10 days (or such shorter period as is practical in the circumstances) prior to the then current Outside Date, or such later date as may be mutually agreed to in writing by the Parties.

“Parties” means Fibrek and the Offeror, and “Party” means any of them;

“Permits” means any licenses, permits, certificates, consents, orders, approvals, waivers, registrations or other similar authorizations issued by or from any Governmental Entity as required by applicable Laws for the ownership, operation or lease of any of the real property of Fibrek or its subsidiaries or conduct of the respective businesses of Fibrek and its subsidiaries in compliance with applicable Law;

“Person” includes an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

“Property” has the meaning ascribed thereto in Section (o) of Part II of Schedule B;

“Registration Statement” has the meaning ascribed thereto in Section 2.1(c);

“Regulation 61-101” means Regulation 61-101 respecting protection of minority security holders in special transactions;

“Regulatory Laws” means the Competition Act, the Investment Canada Act and the HSR Act;

“Representatives” means, collectively, in respect of a Person (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s Affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Response Period” has the meaning ascribed thereto in Section 5.2(a)(iii);

“Returns” means all reports, declarations, forms, elections, information statements and returns (whether in tangible, electronic or other form) relating to, or required to be filed or prepared in connection with any Taxes, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto;

“Rights Agent” means Computershare Investor Services Inc., the rights agent under the Shareholder Rights Plan;

“SEC” means the Securities and Exchange Commission, United States;

“Securities Act” means the Securities Act (Quebec) and the rules, regulations and published policies promulgated thereunder;

“Securities Authorities” means the TSX and the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada;

“Securities Laws” means the Securities Act, together with all other securities laws, rules and regulations and published policies of the Securities Authorities, and the 1933 Act, together with all other securities laws, rules and regulations, in each case as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the registered holders of the outstanding Common Shares from time to time;

“Shareholder Rights Plan” means the shareholder rights plan agreement between Fibrek and the Rights Agent, dated December 19, 2011, as modified or amended or superseded by any other shareholder rights plan;

“Special Warrant Agreement” means the special warrant agreement entered into the date hereof between the Parties, which special warrant agreement sets forth the terms and conditions of the Financing;

“Special Warrants” means 32,320,000 special warrants of Fibrek, as more particularly described in the Special Warrant Agreement;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“subsidiary” has the meaning ascribed thereto in Regulation 45-106 respecting prospectus and registration exemptions;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Fibrek and the Offeror or an Affiliate of the Offeror to be completed after completion of the Offer, which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Common Shares and/or all of the assets of Fibrek and provides for consideration per Common Share that is at least equal in value to, and is in the same form as, the consideration per Common Share offered under the Offer which, for greater certainty, excludes a Compulsory Acquisition;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that:

(a)	did not result from a breach of Section 5.1 of this Agreement by Fibrek or its Representatives;

(b)	relates to the acquisition of all of the Common Shares (other than the Common Shares owned by the Person making the Acquisition Proposal together with its Affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination or similar transaction involving, all or substantially all of the consolidated assets of Fibrek and its subsidiaries;

(c)	is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the party making the same;

(d)	is not subject to any financing condition and which the Board of Directors in consultation with its financial advisors and outside legal counsel has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as applicable, to be acquired pursuant thereto;

(e)	is not subject to a due diligence and/or access condition;

(f)	in respect of which the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that:

(i)	failure to recommend such Acquisition Proposal to the Fibrek Securityholders would be inconsistent with its fiduciary duties under applicable Law; and

(ii)	having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the Fibrek Securityholders from a financial point of view than the Offer (or any amended Offer proposed by the Offeror pursuant to Section 5.2(b) hereof);

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profit taxes (including federal, provincial, state, local and territorial income taxes), payroll and employee withholding taxes, employment taxes (including health), unemployment/employment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation assessments and premiums, and government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Fibrek or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise;

“TD Securities” means TD Securities Inc.;

“Term Loan” means the term loan agreement in the aggregate amount of $78 million dated July 16, 2010, as amended, between Fibrek, as borrower, and SGF Rexfor Inc., as lender;

“Termination Fee” has the meaning ascribed thereto in Section 5.3(a);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.3(b);

“Transaction Date” means the earlier of: (i) the termination of this Agreement in accordance with its terms; and (ii) the appointment or election to the Board of Directors of Fibrek of Persons designated by the Offeror who represent a majority of the directors of Fibrek;

“Transaction Payments” has the meaning ascribed thereto in Section 6.3;

“TSX” means the Toronto Stock Exchange.

1.2	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.3	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement with respect to Fibrek shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature with respect to Fibrek required to be made shall be made in a manner consistent with Canadian GAAP and past practice.

1.4	Knowledge

In this Agreement, references to “the knowledge of Fibrek” or similar phrases means the actual knowledge, after reasonable inquiry, of the following Persons, in their capacities with Fibrek as indicated: Pierre-Gabriel Côté – President and Chief Executive Officer; Patsie Ducharme – Vice President and Chief Financial Officer; Jean-Pierre Benoit – Vice President, Sales and Operations; Dany Paradis – Vice President, Change Management and Supply Chain; and Emmanuelle Lamarre Cliche – Vice President, Sustainable Development, Legal Affairs and Corporate Secretary, and references to “the knowledge of the Offeror” or similar phrases means the actual knowledge, after reasonable inquiry, of the following Persons, in their capacities with the Offeror as indicated: Jimmy S.H. Lee - President and Chief Executive Officer and David M. Gandossi – Secretary, Executive Vice-President and Chief Financial Officer, in each case without personal liability on the part of any of them.

1.5	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Conditions of the Offer

Schedule B - Representations and Warranties

Schedule C - Form of Lock-up Agreement

Schedule D - Proration Calculations

ARTICLE 2

THE OFFER

2.1	The Offer

(a)	The Offeror shall promptly announce publicly the Offeror’s intention to make an offer (the “Offer”) and the Offeror shall make, subject to the terms and conditions hereof, a take-over bid for all outstanding Common Shares, including Common Shares issued after the date of the Offer and prior to the Expiry Time on the exercise of any Options prior to the Expiry Time, but excluding Common Shares owned by or on behalf of the Offeror or its Affiliates, for consideration per Common Share equal to, at the election of the Shareholders, either:

(i)	$1.30 in cash;

(ii)	0.1540 of an Offeror Share; or

(iii)	$0.54 in cash plus 0.0903 of an Offeror Share, subject in the case of (i) and (ii) to proration as described in Schedule D, provided that the amount of cash or number of Offeror Shares shall not exceed the Maximum Cash Consideration and Maximum Share Consideration, respectively (the “Offer Price”).

(b)	The Offer shall be made in accordance with this Agreement and applicable Securities Laws and be subject only to the conditions (the “Conditions of the Offer”) set forth in Schedule A hereto.

(c)	The Offeror, at its sole expense, shall prepare the Offer and accompanying take-over bid circular (collectively, the “Bid Circular”) and related letter of transmittal and notice(s) of guaranteed delivery and other ancillary offer documents and instruments (collectively with the Bid Circular, the “Offer Documents”) in both the English and French languages to the extent required by Law, and in compliance with Securities Laws. The Offeror shall mail the Offer Documents in accordance with applicable Securities Laws to each Fibrek Securityholder named on the lists provided by Fibrek to the Offeror referred to in Section 2.5(c), as soon as reasonably practicable after the date of this Agreement and, subject to Section 2.1(f) and Section 2.1(h), in any event not later than 11:59 p.m. (Montreal time) on the date that is 19 days from the date of this Agreement (the “Latest Mailing Time”). The Offeror will also prepare and file in accordance with applicable Securities Laws, a registration statement on SEC Form S-4 in connection with the Offeror Shares to be issued in connection with the Offer (the “Registration Statement”). The Offeror, upon receipt of any comments from the SEC relating to the Registration Statement which relate to Fibrek, will inform Fibrek of such comments and respond as promptly as practicable and otherwise use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC.

(d)	The Offer shall be open for acceptance until (i) not earlier than 5:00 p.m. (Montreal time) on the first Business Day that falls after the day that is 35 days from the Mailing Date, subject to the right of the Offeror in its sole discretion to extend from time to time the period during which Common Shares may be deposited under the Offer if the conditions set forth in Schedule A are not satisfied on the Expiry Date of the Offer, as it may be extended; and (ii) not later than the Outside Date (the time at which the Offer expires, as it may be extended from time to time in accordance with this Agreement, being referred to as the “Expiry Time”). The Offeror shall use its commercially reasonable efforts to consummate the Offer, subject only to the terms and conditions of this Agreement and applicable Laws.

(e)	Fibrek will, in a timely manner, furnish the Offeror with all such information regarding Fibrek and its Affiliates as is reasonably requested by the Offeror or otherwise required to be included in the Bid Circular or the Registration Statement under applicable Securities Laws or in any other filings required to be made by the Offeror under applicable Laws in connection with the Contemplated Transactions. Fibrek and its advisors shall be given a reasonable opportunity to review and provide comments on the Offer Documents prior to their printing and reasonable consideration shall be given to any comments made by Fibrek and its advisors.

(f)	Fibrek will publish and release its audited financial statements for the fiscal year ended December 31, 2011 as soon as reasonably practicable after the date hereof, and in any event no later than February 24, 2012.

(g)	If the mailing of the Bid Circular is delayed by reason of:

(i)	an injunction or order made by a Governmental Entity, then the Latest Mailing Time shall be extended for a period ending on the fifth Business Day following the date on which such injunction or order ceases to be in effect; or

(ii)	Fibrek not having provided to the Offeror:

(A)	such assistance in the preparation of the Bid Circular and the Registration Statement as may be reasonably requested by the Offeror, including providing such information pertaining to Fibrek and its Affiliates as may be reasonably necessary to complete the Bid Circular and the Registration Statement, in order that the Bid Circular and the Registration Statement comply in all material respects with applicable Securities Laws or any other filings required to be made by the Offeror under applicable Laws;

(B)	the Directors’ Circular in accordance with Section 2.3(b)(i) (unless the Directors’ Circular has not been provided due to a breach by the Offeror of its covenant contained in Section 2.3(c)); or

(C)	the lists referred to in Section 2.5(c),

the Latest Mailing Time shall be extended for a period ending at 11:59 p.m. (Montreal time) on the fifth Business Day following the date on which Fibrek supplies such necessary documents, information, lists or other assistance.

(h)	Without limiting anything in Section 2.1(f), the Latest Mailing Time may, at the option of the Offeror, be extended if an Acquisition Proposal shall have been:

(i)	publicly announced by any Person other than the Offeror, unless since such Acquisition Proposal was announced, the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and the reasons therefor and publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offer; or

(ii)	privately submitted to Fibrek or the Board of Directors or any committee or member thereof, or the financial advisors to the Board of Directors, unless the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and the reasons therefor;

in which case the Latest Mailing Time shall be extended until the Board of Directors has publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offer, in the case of (i) above or the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal, in the case of (ii) above.

(i)	Fibrek acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer and transfer or assign to one or more of its Affiliates the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer; provided, however, that the Offeror shall not, without the prior written consent of Fibrek:

(i)	increase the Minimum Deposit Condition or decrease the Minimum Deposit Condition to a percentage lower than 50.1% of the Common Shares outstanding on a Fully Diluted Basis;

(ii)	decrease the Maximum Cash Consideration, the Maximum Share Consideration, or the cash amount and ratio of an Offeror Share offered for each Common Share;

(iii)	decrease the number of Common Shares in respect of which the Offer is made;

(iv)	change the form of consideration payable under the Offer (other than to add additional consideration); or

(v)	add any condition to the Offer not set forth in Schedule A hereto or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse in any way to the Fibrek Securityholders; provided that, for certainty, the Offeror may, in its sole discretion, increase the total consideration per Common Share and/or add additional consideration to the Offer.

(j)	The Offeror shall use its reasonable commercial efforts to cause the Offeror Shares to be issued pursuant to the Offer to be listed for trading on NASDAQ and the TSX at their time of issue.

(k)	The Offeror agrees that, provided all of the Conditions to the Offer set forth in Schedule A, have been satisfied or waived prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer as soon as reasonably possible and in any event not later than three Business Days after it becomes obligated by the terms of the Offer to take up such Common Shares deposited under the Offer (the “Effective Time”).

2.2	Conditions to Making of the Offer

(a)	The obligation of the Offeror to make the Offer pursuant to Section 2.1 shall be subject to the following conditions having been satisfied or waived by the Offeror, in its sole discretion:

(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

(ii)	the Lock-Up Agreements shall have been entered into, shall remain in full force and effect and the Locked-Up Shareholders shall not be in breach of their obligations thereunder;

(iii)	Fibrek shall have complied in all material respects with all of its covenants in this Agreement to be complied with prior to the making of such Offer;

(iv)	each of the representations and warranties of Fibrek provided herein (a) that are qualified by a reference to Material Adverse Effect or materiality shall be true and correct at the date the Offer is made (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct as of such date) and (b) that are not qualified by a reference to Material Adverse Effect or to materiality shall be true and correct in all material respects at the date the Offer is made (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct as of such date);

(v)	Fibrek shall have delivered the Director’s Circular to the Offeror in sufficient quantities to permit delivery to the Fibrek Securityholders with the Offer Documents, which circular shall contain, with no director objecting, dissenting or abstaining, the determination of the Board of Directors that the Offer is in the best interests of Fibrek and the recommendation of the Board of Directors that Shareholders accept the Offer, as well as a copy of the fairness opinion of TD Securities opining that the consideration offered under the Offer is fair, from a financial point of view, to holders of Common Shares;

(vi)	the Offeror shall have received all waivers, rulings or orders necessary from all applicable Governmental Entities for the Offeror to make the Offer and to mail the Offer Documents to the Fibrek Securityholders;

(vii)	no Material Adverse Effect shall have occurred that was not disclosed to the Offeror or publicly disclosed prior to the date of this Agreement, and no other change or event shall have occurred or fact or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer set forth in Schedule A;

(viii)	no cease trade order, injunction or other prohibition at Law shall exist and no Law shall have been proposed, enacted, promulgated or applied, which in either case, would reasonably be expected to impose material limitations or conditions on, restrict, cease trade, prohibit or frustrate, any of the Contemplated Transactions;

(ix)	the Offeror shall have received, not more than seven hours before the time of mailing of the Offer Documents, a certificate of Fibrek, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying after reasonable inquiry that the conditions in paragraphs (iii), (iv) and (vii) have been satisfied;

(x)	the applicable change of control provisions pursuant to the Term Loan shall have been waived and all necessary approvals of the lender thereto shall have been obtained in a manner satisfactory to the Offeror, acting reasonably; and

(xi)	the Offeror shall have received documents satisfactory to the Offeror, in its sole discretion, reflecting firm commitments from each of Investissement Québec and the Fonds de solidarité FTQ in relation to two credit facilities aggregating $70,000,000 (collectively the “Credit Facilities”).

(b)	The conditions in Section 2.2(a) are for the sole benefit of the Offeror and may be waived by it in its sole discretion in whole or in part. Such conditions shall be deemed to be satisfied or waived upon the mailing of the Offer Documents.

2.3	Board of Directors’ Recommendation

(a)	Fibrek hereby represents and warrants, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date of this Agreement:

(i)	the Board of Directors has received an oral Fairness Opinion and confirmation from TD Securities that it will deliver a written Fairness Opinion to the Board of Directors dated the date of the oral Fairness Opinion on or before the date of the Directors’ Circular;

(ii)	the Board of Directors has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Common Shares pursuant to the Offer is fair to all Shareholders (other than those who have entered into lock-up agreements with any Person other than the Offeror with respect to their Common Shares), that it would be in the best interests of Fibrek to support and facilitate the Offer and enter into this Agreement and recommend that Shareholders deposit their Common Shares to the Offer; and

(iii)	the directors and officers of Fibrek (and the Affiliates and “associates” (as such term is defined in the Securities Act) of such directors and officers) holding not less than 760,150 Common Shares and any Eligible Options have advised Fibrek that, at the date hereof, they intend to deposit their Common Shares to the Offer and to take the actions described in Section 2.4 with respect to their respective Options and will so represent in the Director’s Circular and consent to the press releases referred to in Section 2.3(b)(iii).

(b)	the Board of Directors shall:

(i)	as soon as reasonably practicable, at Fibrek’s sole expense, prepare and approve in final form and print for distribution to the Fibrek Securityholders, a directors’ circular (the “Directors’ Circular”), in both the English and French languages prepared in accordance with applicable Securities Laws and setting forth (among other things) the determinations and recommendations referred to in Section 2.3(a)(ii) and the intentions of the directors and officers referred to in Section 2.3(a)(iii) and attaching the written Fairness Opinion;

(ii)	deliver to the depositary of the Offer, at its designated offices (or as the Offeror may otherwise direct in writing) as soon as reasonably practicable after the date of the Agreement and, subject to Section 2.1(f) and Section 2.1(h), in any event not later than 11:59 p.m. (local time of depositary’s designated offices) on the day preceding the date of the Latest Mailing Time or such earlier date required by the depositary of the Offer for mailing with the Offer Documents, a sufficient quantity of commercial copies of the Directors’ Circular; and

(iii)	issue a press release on the date of mailing of the Offer by the Offeror reconfirming its recommendation that Shareholders deposit all of their Common Shares to the Offer, which shall include reference to the Fairness Opinion, the recommendations of the Board of Directors and the intentions of the directors and officers as indicated in Section 2.3(a)(iii).

(c)	The Offeror will, in a timely manner, furnish Fibrek with all such information regarding the Offeror and its Affiliates and the Contemplated Transactions as is reasonably requested by Fibrek or otherwise required to be included in the Directors’ Circular under applicable Securities Laws or in any other filings required to be made by Fibrek under applicable Laws in connection with the Contemplated Transactions. The Offeror and its advisors shall be given a reasonable opportunity to review and provide comments on the Directors’ Circular and press release to be issued pursuant to Section 2.3(b)(iii) prior to printing, and issuance, as applicable, and reasonable consideration shall be given to any comments made by the Offeror and its advisors.

2.4	Fibrek Stock Option Plan

(a)	The Offeror and Fibrek agree that, between the date hereof and the Expiry Date, subject to the terms of the Fibrek Stock Option Plan and the receipt of any necessary approvals and in accordance with Securities Laws, Fibrek shall take such actions as may be necessary or desirable, including amending the terms of the Fibrek Stock Option Plan to provide that the vesting of any unvested Eligible Options be accelerated and a cashless exercise of the Eligible Options be effected solely for the purpose of tendering under the Offer all Common Shares issued in connection with such cashless exercise, all on terms and in a manner acceptable to Offeror, and the Board of Directors shall consent to such acceleration, solely for the purpose of tendering the underlying Common Shares to the Offer. Fibrek shall take commercially reasonable measures to ensure that such accelerated Options are exercised and deposited under the Offer.

(b)	The Offeror and Fibrek agree that all Eligible Options tendered to Fibrek for exercise, conditional upon the Offeror taking up the Common Shares under the Offer (a “Conditional Option Exercise”), shall be deemed to have been exercised immediately prior to the take-up of the Common Shares by the Offeror. The Offeror shall accept as validly tendered under the Offer all of the Common Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options confirm to Fibrek and the Offeror that such Common Shares are tendered pursuant to the Offer. Fibrek shall resolve prior to the Effective Time that all Eligible Options remaining and not exercised at the Effective Time shall be terminated for no consideration, which termination shall not require the consent of any holders of Options.

(c)	The Offeror agrees to reasonably co-operate and make all such tendering or other arrangements with Fibrek to facilitate the exercise or conditional exercise of Options and the deposit, pursuant to the Offer and as contemplated hereby, of all Common Shares issued in connection therewith prior to the Expiry Time.

(d)	Fibrek shall promptly notify the Offeror in writing of any exercise of Eligible Options. Such notice shall include full particulars of each such exercise.

(e)	Fibrek or the Offeror shall withhold all Taxes that must be withheld in relation to the Options, their vesting, their exercise, their disposition or the sale of the Common Shares, as the case may be. Without limiting the generality of the foregoing, Fibrek and the Offeror, shall have the right to deduct, withhold and remit from any payment(s) of any kind (including proceeds from the sale of the Common Shares, salary or bonus) otherwise due to an Option holder, a total amount not to exceed the amount of any Taxes required to be withheld with respect to any grant, vesting, exercise or disposition of any Option or the underlying Common Shares.

(f)	Except to the extent specifically contemplated in this Agreement, Fibrek shall not amend Fibrek’s Stock Option Plan, or make any additional grants or modify any existing grants under any of such plans, without the prior approval of the Offeror.

2.5	Offer Documents

(a)	Within the time periods required by Securities Laws, the Offeror shall file or cause to be filed with the appropriate Securities Authorities the Offer Documents.

(b)	The Offer Documents when filed with such Securities Authorities and when mailed to each of the Fibrek Securityholders named on the lists provided by Fibrek to the Offeror referred to in Section 2.5(c), shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with all applicable Securities Laws and any other applicable Laws in all material respects.

(c)	Fibrek agrees to provide such assistance as the Offeror or its Representatives may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to Fibrek Securityholders and to such other Persons as are entitled to receive the Offer in accordance with Securities Laws, including delivering to the Offeror:

(i)	promptly and in any case within three (3) Business Days following the execution and delivery of this Agreement, lists of all registered Fibrek Securityholders, showing the name and address of each holder and the number of Common Shares and Options (including the exercise price thereof) held by each such holder, all as shown on the records of Fibrek as of a date that is not more than three (3) Business Days prior to the date of delivery of such basic lists; and

(ii)	from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the basic lists referred to in Section (i) above in the names or addresses of registered Fibrek Securityholders or holdings of such Fibrek Securityholders held by each such Fibrek Securityholder (together with available participants lists).

2.6	Shareholder Rights Plans

Fibrek agrees that it will continue to defer separation of the SRP Rights with respect to the Offer until no earlier than immediately after the Expiry Time. Fibrek agrees that, with effect at the time that is immediately prior to the time upon which the Offeror elects to take up Common Shares deposited under the Offer, Fibrek shall irrevocably waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Shareholder Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Autorité des Marchés Financiers, Fibrek shall not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of the Offeror.

2.7	Compulsory Acquisition/Subsequent Acquisition Transaction

(a)	If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (other than Common Shares currently held by or on behalf of the Offeror or its Affiliates or “associates” (as such term is defined in the Securities Act), the Offeror may, to the extent the Offeror determines it is more beneficial than a Subsequent Acquisition Transaction, pursue and use its commercially reasonable efforts to complete a Compulsory Acquisition as soon as practicable to acquire the remainder of the Common Shares not tendered to the Offer for consideration at least equal to the amount paid per Common Share under the Offer.

(b)	If a Compulsory Acquisition is not available to the Offeror or is determined by the Offeror to be less beneficial than a Subsequent Acquisition Transaction, but the Minimum Tender Condition has been satisfied, the Offeror shall use its commercially reasonable efforts to complete a Subsequent Acquisition Transaction as soon as practicable but in any event within a period not exceeding 120 days after the date of completion of the Offer for consideration at least equal to the amount paid per Common Share under the Offer, provided that, prior to proceeding with such Subsequent Acquisition Transaction, the Offeror may elect to proceed with two successive extensions of its Offer, each for a period of 10 days.

(c)	Fibrek agrees with the Offeror that in the event the Offeror takes up and pays for Common Shares under the Offer it will use commercially reasonable efforts to assist the Offeror in completing any Compulsory Acquisition or Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Compulsory Acquisition or Subsequent Acquisition Transaction includes a cash component that is at least equal to the cash paid per Common Share under the Offer.

2.8	Waiver of Standstill

Notwithstanding the terms of the Confidentiality Agreement, Fibrek hereby waives all of the standstill provisions contained in the Confidentiality Agreement in respect of the transactions contemplated by this Agreement and consents to the actions of the Offeror in accordance with the terms of this Agreement and to the Offeror acquiring all of the outstanding Common Shares pursuant to the Offer and pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. In all other respects, the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of the transactions contemplated hereunder, unless the Offeror takes up and pays for the Common Shares pursuant to the Offer, in which case the Confidentiality Agreement shall be automatically terminated without further action.

2.9	Directors

Fibrek acknowledges that, immediately upon the take-up and payment by the Offeror pursuant to the Offer, the Offeror shall be entitled to designate a number of directors of the Board of Directors, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Common Shares on a Fully-Diluted Basis then held or controlled by the Offeror, such number of directors or members of committees rounded up to the nearest whole number. Fibrek shall not frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the Offeror to be elected or appointed to the Board of Directors, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

2.10	Registrar and Transfer Agent

Provided this Agreement has not been terminated, Fibrek agrees to permit the registrar and transfer agent for Fibrek to act as depositary in connection with the Offer and instruct such party to furnish to the Offeror (and such Persons as it may designate) such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request, at such times as it may request, in connection with the implementation and completion of the Contemplated Transactions, including information as to the number of Common Shares that have been deposited (and not withdrawn) under the Offer.

2.11	Information Agent and Dealer Manager

The Offeror may, if it decides to do so and at its own cost, appoint an information agent, solicitation agent and/or a dealer manager in connection with the Offer to solicit acceptances of the Offer. Any dealer manager may form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer in Canada and elsewhere. Fibrek will cooperate with any information agent, solicitation agent and/or dealer manager so appointed, including using commercially reasonable efforts to promptly provide any information requested by the information agent, solicitation agent and/or dealer manager, acting reasonably.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Offeror

The Offeror hereby represents and warrants the matters set forth in Part I of Schedule B hereto, and acknowledges that Fibrek is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Representations and Warranties of Fibrek

Fibrek hereby represents and warrants the matters set forth in Part II of Schedule B hereto, and acknowledges that the Offeror is relying on such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4

CONDUCT OF BUSINESS

4.1	Covenants of Fibrek Regarding the Conduct of Business

Fibrek covenants and agrees that, during the period from the date of this Agreement until the Transaction Date, except as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter or to the extent otherwise expressly consented to by the Offeror in writing (which consent shall not be unreasonably withheld or delayed), Fibrek shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the Transaction Date, except as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter, Fibrek shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed):

(a)	except as disclosed in Section 4.1(a) of the Disclosure Letter, take any action except in the ordinary course of business consistent with past practice (for greater certainty, such ordinary course of business shall include any market-related downtime consistent with past practice);

(b)

(i) amend its or its subsidiaries articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Fibrek or any of its subsidiaries nor provide any consent, waiver or approval to any Person in which Fibrek or any of its subsidiaries has a voting or equity interest in respect of such actions; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Fibrek or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Fibrek or its subsidiaries, other than the issuance of Common Shares pursuant to the terms of the Financing or the outstanding Options nor provide any consent, waiver or approval to any Person in which Fibrek or any of its subsidiaries has a voting or equity interest in respect of such actions; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Fibrek or any of its subsidiaries; (v) amend the terms of any of its securities nor provide any consent, waiver or approval in respect of such amendments to the terms of any securities of any Person in which Fibrek or any of its subsidiaries has a voting or equity interest; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Fibrek or any of its subsidiaries nor provide any consent, waiver or approval to any Person in which Fibrek or any of its subsidiaries has a voting or equity interest in respect of such actions; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with Canadian GAAP; (ix) declare, set aside or pay a dividend, return capital or otherwise make a distribution (whether in cash, shares or property) on any of its outstanding securities; or (ix) enter into any agreement with respect to any of the foregoing;

(c)	notwithstanding anything to the contrary herein and except as disclosed in Section 4.1(c) of the Disclosure Letter, (i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets (excluding for greater certainty any inventory purchased in the ordinary course of business consistent with past practice), securities, properties, interests in any business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital or property transfer; (ii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or, make any loans, capital contributions, investments or advances except to wholly-owned subsidiaries or in the ordinary course of business; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(d)	except in the ordinary course of business consistent with past practice (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer (including by way of joint venture) any assets, securities, properties, interests or businesses of Fibrek or any of its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations or repay any indebtedness for borrowed money prior to its maturity; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(e)	other than as is necessary to comply with existing Contracts to which Fibrek or any of its subsidiaries is a party, or as is necessary to comply with applicable Laws (in which case written notice shall be provided by Fibrek to the Offeror of the proposed actions) or as expressly permitted by this Agreement: (i) grant to any officer, employee, consultant or director of Fibrek or any of its subsidiaries an increase in compensation in any form, or grant any general salary or fee increase; (ii) make any loan to any director, officer, employee or consultant of Fibrek or any of its subsidiaries; (iii) other than pursuant to any contractual obligation existing as at the date hereof and set forth at Section 3.2(t) of the Disclosure Letter, take any action with respect to the grant of any severance, change of control, bonus or termination payment to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or terminate employment (except for just cause or serious reason) of any director or officer of Fibrek; (iv) increase any benefits payable under any existing severance or termination pay policies or employment or services agreements, or adopt or materially amend any Employee Plan; (v) increase bonus levels or other benefits payable to any director, officer, employee or consultant of Fibrek or any of its subsidiaries; or (vi) provide for accelerated vesting, removal of restrictions, determination of the issuance of stock in lieu of cash, or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time except in connection with a Superior Proposal;

(f)	except as disclosed in Section 4.1(f) of the Disclosure Letter, settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Fibrek and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the Offer or the Contemplated Transactions;

(g)	except as disclosed in Section 4.1(g) of the Disclosure Letter, expend or commit to expend any amounts with respect to capital expenditures except in the ordinary course of business consistent with budgets presented to the Offeror prior to the date hereof or as otherwise contemplated in this Section 4.1;

(h)	except as disclosed in Section 4.1(h) of the Disclosure Letter, enter into any agreement that if entered into prior to the date hereof would be a Material Contract other than Contracts entered into in the ordinary course of business consistent with past practice and on terms not materially less advantageous to Fibrek or any of its subsidiaries than terms generally provided for in similar agreements to which Fibrek or any of its subsidiaries is a party, provided that any such agreement does not require payments to be made by Fibrek or a subsidiary in the aggregate amount of more than $1,000,000 per year and does not have a term to maturity of more than 12 months which cannot be terminated earlier without penalty upon notice from Fibrek or its subsidiaries; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights thereto except for the renewal of such Material Contract in the ordinary course of business and on terms not materially less advantageous to Fibrek or its subsidiaries than the agreement being renewed; or (iii) enter into or modify any existing Contract or series of related existing Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts, in either case outside of the ordinary course of business, provided that any such Contract does not require payments to be made by Fibrek or a subsidiary in the aggregate amount of more than $1,000,000 per year and does not have a term to maturity of more than 12 months which cannot be terminated earlier without penalty upon notice from Fibrek or its subsidiaries;

(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable efforts any pending applications to any Governmental Entities for material Permits;

(j)	take any action or fail to take any action that is intended to, or could reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Offeror to complete the Offer or the Contemplated Transactions;

(k)	except as specifically permitted by this Agreement, enter into any Contracts or other transactions with any officer or director of Fibrek, or any Person who owns 10% or more of the outstanding Common Shares except in connection with a Superior Proposal in accordance with and pursuant to the terms of Section 5.2(a) hereof; or

(l)	agree, propose, resolve or commit to do or make any public announcement in respect of any of the foregoing.

Fibrek shall immediately notify the Offeror in writing of: (i) any circumstance or development that, to the knowledge of Fibrek, is or could reasonably be expected to constitute a Material Adverse Effect; and (ii) any of its representations and warranties provided herein being inaccurate, incorrect or misleading. Notwithstanding this Article 4, and for greater certainty, the Offeror shall not control or materially influence Fibrek until the Effective Time.

ARTICLE 5

COVENANTS OF FIBREK

5.1	Non-Solicitation

(a)	Except as otherwise expressly provided in this Article 5, Fibrek shall not directly or indirectly through any of its Representatives or otherwise:

(i)	make, solicit, assist, initiate, encourage, promote or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Fibrek or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any Person to make an Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)	withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Offer or this Agreement;

(iv)	approve, recommend or remain neutral or propose publicly to approve. recommend or remain neutral to any Acquisition Proposal, or

(v)	accept, recommend (or remain neutral), approve or enter into (or propose to do so) any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Fibrek completes the transactions contemplated in this Agreement or any other transaction with the Offeror or any of its Affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(b)	Fibrek shall, and shall cause its Representatives to, immediately terminate any existing solicitation, assistance, discussions, negotiations or process with any Persons (other than the Offeror, its Affiliates or its Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to lead to, an Acquisition Proposal, whether or not initiated by Fibrek and request the return or destruction of all such confidential information provided in connection therewith. Fibrek shall not amend, modify or waive, but shall enforce any of the enforceable standstill, confidentiality and non-solicitation provisions of the confidentiality agreements entered into by Fibrek with other Persons relating to a potential Acquisition Proposal.

(c)	Fibrek shall, as soon as practicable and in any event within 24 hours following receipt thereof, notify the Offeror, at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Fibrek or for access to properties, books and records or a list of the Fibrek Securityholders or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a proposal or offer, full and complete copies of any such written proposal or offer or any amendment to any of the foregoing. Fibrek shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

(d)	Notwithstanding Section 5.1(a) or any provision of this Agreement to the contrary, if after the date of this Agreement, Fibrek receives from any Person an unsolicited bona fide written request for material non-public information in relation to a potential Acquisition Proposal and which proposes a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated on or after the date hereof in contravention of Section 5.1(a)), and (i) the Board of Directors determines in good faith consultation with its financial and legal advisors, that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding Fibrek would be inconsistent with the fiduciary duties of the Board of Directors, then, and only then, Fibrek may provide such Person with access to information regarding Fibrek, subject to the execution of a confidentiality agreement, provided however that Fibrek shall send a copy of any such confidentiality and standstill agreement, which is customary in such situations and which in any event and taken as a whole is no less favourable to the Company than the Confidentiality Agreement, to the Offeror promptly upon its execution and shall provide the Offeror with a list of or copies of the information provided to such Person and immediately provide the Offeror with access to similar information to which such Person was provided.

(e)	Fibrek shall ensure that its Representatives are aware of the provisions of this Section 5.1 and Fibrek shall be responsible for any breach of this Section 5.1 by such Representatives.

5.2	Right to Match

(a)	Subject to Section 5.2(b), Fibrek agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 5.1(d)) and/or withdraw, modify or qualify its approval or recommendation of the Offer in any manner adverse to the Offeror and recommend or approve the Acquisition Proposal, unless and until:

(i)	the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Fibrek has complied with its obligations under all other provisions of this Article 5 including providing the Offeror with a full and complete copy of the Acquisition Proposal;

(iii)	a period (the “Response Period”) of five (5) Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Board of Directors that the Board of Directors determined, subject only to compliance with this Section 5.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a full and complete copy of such Acquisition Proposal;

(iv)	after the Response Period, the Board of Directors determines in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal, after due consideration of any amendments to the Offer proposed by the Offeror pursuant to Section 5.2(b) hereof, continues to constitute a Superior Proposal; and

(v)	Fibrek concurrently terminates this Agreement pursuant to Section 8.1(e) and has paid or concurrently pays to the Offeror the Termination Fee pursuant to Section 5.3(a).

(b)	During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of this Agreement and the Offer. Fibrek agrees that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of this Agreement and the Offer. The Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Board of Directors does not so determine, the Board of Directors will cause Fibrek to enter into an amendment to this Agreement reflecting the proposal by the Offeror to amend the terms of the Offer and upon the execution by the Parties of such amendment will reaffirm its recommendation of the Offer, as so amended.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 5.2 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

5.3	Termination Fee and Expense Reimbursement

(a)	If a Termination Fee Event (as defined below) occurs, Fibrek shall pay to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror an amount (the “Termination Fee”) equal to $8,500,000;

(b)	“Termination Fee Event” means:

(i)	This Agreement is terminated by the Offeror pursuant to any of (A) Section 8.1(b)(i), (B) Section 8.1(b)(ii), (C) Sections 8.1(d)(i), (D) Section 8.1(d)(ii), (E) Section 8.1(d)(iii) or (F) Section 8.1(i)(i), in which case the Termination Fee shall be paid within one (1) Business Day after this Agreement is terminated;

(ii)	This Agreement is terminated by Fibrek pursuant to Section 8.1(e), in which case Fibrek shall pay the Offeror the Termination Fee concurrently with the earliest of accepting, recommending or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

(iii)	If, prior to the Expiry Time: (A) an Acquisition Proposal (other than the Existing Unsolicited Offer unless the price per Common Share offered thereunder is increased after the date hereof) is or has been publicly announced or any Person has publicly announced an intention to make an Acquisition Proposal; and, provided the Offeror has fulfilled all of its obligations under Section 6.1; (B) the Offer is not completed as a result of the Minimum Deposit Condition not having been met; and (C) within twelve months from the date of this Agreement, either (1) any Common Shares are acquired under such Acquisition Proposal or another Acquisition Proposal; or (2) the Board of Directors approves or recommends an Acquisition Proposal or Fibrek enters into a definitive agreement with respect to an Acquisition Proposal, then, in each case, the Termination Fee shall be paid to the Offeror on the earlier of the date the Common Shares are acquired and the date the Acquisition Proposal is approved or recommended or entered into or agreed to.

(c)	Unless the Termination Fee is paid and provided that (i) the Offer Documents have been mailed in accordance with Section 2.1 and (ii) the Offeror has not materially breached any covenant or obligation under this Agreement, the Offeror shall be entitled to an expense reimbursement payment of $2,000,000 (the “Expense Reimbursement”) if either of the following should occur: (i) if (x) this Agreement is terminated pursuant to Section 8.1 other than pursuant to Section 8.1(c), and (y) at the time of termination, the private placement (the “Financing”) of the Special Warrants has not been completed on the terms and conditions set forth in the Special Warrant Agreement; in which case the Expense Reimbursement will be paid within three (3) Business Days after this Agreement is terminated, or (ii) any Common Shares are taken-up under the Existing Unsolicited Offer (as amended from time to time) or the Person or Persons making the Existing Unsolicited Offer, or any of their respective Affiliates, take-up any Common Shares pursuant to the Existing Unsolicited Offer Lock-Up Agreements, in which case the Expense Reimbursement shall be paid within one (1) Business Day of the same.

(d)	For greater certainty, Fibrek shall not be obligated to pay more than one Termination Fee under this Section 5.3 if one or more of the Termination Fee Events specified in Section 5.3(b) occurs or to make more than one Expense Reimbursement, and in no circumstances will be required to pay both a Termination Fee and an Expense Reimbursement. Notwithstanding any other provision of this Agreement, if Fibrek has made an Expense Reimbursement payment to the Offeror in accordance with Section 5.3(c) and a Termination Fee subsequently becomes payable, the Termination Fee shall be reduced by the amount of any such Expense Reimbursement.

5.4	Liquidated Damages: Exclusive Remedy

Each Party acknowledges that payment of the Termination Fee and the Reimbursement Payment each represents payment of liquidated damages which are a genuine pre-estimate of the damages the Offeror will suffer or incur as a result of the event giving rise to such payment and, in the case of the Termination Fee the resultant termination of this Agreement and is not a penalty. Fibrek irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that, upon any termination of this Agreement under circumstances where a Termination Fee or Expense Reimbursement is payable under Section 5.3, and such fee or payment is paid in full, the Offeror shall be precluded from any other remedy against Fibrek in respect thereof, whether under any provision of this Agreement, at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Fibrek or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

5.5	Injunctive Relief

(a)	Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by Fibrek, on the one hand, or the Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Fibrek, on the one hand, and the Offeror on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement without any requirement to post a “bond” or other form of security.

(c)	The Parties hereto further agree that (x) by seeking the remedies provided for in this Section 5.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 5.5 are not available or otherwise are not granted, and (y) nothing set forth in this Section 5.5 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 5.5 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

ARTICLE 6

COVENANTS OF THE OFFEROR

6.1	Extension of Expiry Date

The Offeror covenants and agrees that if the Existing Unsolicited Offer is at any time extended to a date (the “Existing Unsolicited Offer Extension Date”) later than the Expiry Date, and on the Expiry Date: (i) the Minimum Deposit Condition has not yet been satisfied, and (ii) the Existing Unsolicited Offer does not constitute a Superior Proposal, the Offeror shall as soon as practicable, but in any event prior to the Expiry Time, extend the Offer to a date that is at least three (3) Business Days later than either (a) the Existing Unsolicited Offer Extension Date; or (b) the date on which the Existing Unsolicited Offer Lock-Up Agreements terminate in accordance with their terms.

6.2	Directors’ and Officers’ Insurance and Indemnification

(a)

As set forth in the Disclosure Letter, Fibrek may purchase, prior to or following the Effective Time, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such individuals on terms comparable in all material respects to those contained in the current insurance policies. In the event that Fibrek does not purchase the foregoing insurance, the Offeror agrees that for the period from the Effective Time until six years after the

Effective Time, the Offeror will cause Fibrek and its subsidiaries (or any successors thereof) to maintain the current directors’ and officers’ insurance policies or policies reasonably equivalent thereto; provided that without detracting from the foregoing, the insurance shall contain terms and conditions taken as a whole no less advantageous in any material respect to the directors and officers of Fibrek and its subsidiaries than those contained in the policies in effect on the date hereof, for all directors and officers of Fibrek and its subsidiaries at the Effective Time and former directors and officers of Fibrek and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; and provided, further, that neither Fibrek nor the Offeror shall be required, in order to maintain such directors’ and officers’ insurance policy, to pay an annual premium in excess of 200% of the annual cost (the “Current Premia”) of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of the Current Premia, Fibrek and the Offeror shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Current Premia.

(b)	From and after the Effective Time, the Offeror shall cause Fibrek and its subsidiaries (or any successors thereof) jointly and severally to indemnify the directors and officers of Fibrek and its subsidiaries, to the fullest extent to which the Offeror and Fibrek are permitted to indemnify them under their respective constating documents, the currently existing indemnification agreements between Fibrek and its directors and officers as disclosed in the Diligence Information and applicable Law, from all claims in connection with any transactions or matters contemplated under this Agreement or otherwise in connection with Fibrek, its subsidiaries and their respective businesses and properties.

(c)	The provisions of this Section 6.2 are intended to be for the benefit of, and will be enforceable by, each individual director and officer referred to herein, his or her heirs and successors and his or her legal representatives and for such purpose only, Fibrek hereby confirms that it is acting as agent on their behalf.

6.3	Employment and Benefit Matters

The Offeror acknowledges that the completion of the Contemplated Transactions will result in a change of control or other payment triggering events (the “Change of Control Events”) under certain of the benefit and incentive plans, employment agreements and other agreements, as disclosed in Section 6.3 of the Disclosure Letter and confirms and agrees that Fibrek and its subsidiaries, as applicable, shall have the right on closing of the Contemplated Transactions to pay (in accordance with the aforementioned disclosure) to the employees, officers and directors of Fibrek and its subsidiaries, as applicable, all amounts that would be due to such individuals under such plans and agreements upon the occurrence of the Change of Control Events together with, if need to be, a resignation from the relevant individual (the “Transaction Payments”), together with all other amounts owing to such individuals as at the closing of the Contemplated Transactions. If any Transaction Payments are not paid by Fibrek or its subsidiaries on closing of the Contemplated Transactions, then the Offeror will cause Fibrek and its subsidiaries, as applicable, to pay the Transaction Payments to the employees, officers and directors in the amounts, at the times and upon the conditions specified in such plans and agreements and in accordance with the Disclosure Letter.

6.4	Additional Offeror Covenants

In addition, the Offeror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Offeror shall, and shall cause each of its subsidiaries to:

(a)	use all commercially reasonable efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control; and (ii) take, or cause to be taken, all action, and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer and the Contemplated Transactions;

(b)	make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

(c)	use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date;

(d)	use its reasonable commercial efforts to cause the Offeror Shares to be issued pursuant to the Offer to be listed for trading on NASDAQ and the TSX on or before the Expiry Date;

(e)	if the Offeror takes up and pays for Common Shares pursuant to the Offer, use all reasonable commercial efforts to acquire the balance of the Common Shares as soon as practicable by way of Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	the Offeror shall immediately notify Fibrek in writing of an Offeror Material Adverse Effect; and

(g)	the Offeror shall take all commercially reasonable actions necessary, in accordance with applicable Laws, including applicable Securities Laws, to duly call and hold a meeting of its shareholders as promptly as practicable following the date hereof to consider and vote upon approval of the issuance of the Offeror Shares pursuant to this Agreement.

ARTICLE 7

OTHER COVENANTS

7.1	Notice Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware that would, or would be reasonably likely to cause a failure of any of the Conditions to the Offer.

7.2	Regulatory Matters

(a)	Each Party agrees to file or cause to be filed all filings with Governmental Entities under any Regulatory Laws and Securities Laws that are necessary or advisable for the consummation of the Contemplated Transactions, provided, however, that, the Offeror shall pay 100% of the fees in respect of the ICA Approval, the Competition Act Approval and the HSR Act Approval. The Parties shall use their respective commercially reasonable efforts and cooperate fully with each other: (i) to make or cause to be made such filings promptly following the execution of this Agreement; (ii) to respond at the earliest date reasonably possible to any requests for additional information or documentary material made by any Governmental Entity; and (iii) to take such actions as are necessary or advisable to obtain the necessary approvals under the Regulatory Laws and Securities Laws at the earliest date reasonably possible, all so as to enable the consummation of the Contemplated Transactions to occur as soon as reasonably possible (and in any event in advance of the Outside Date).

(b)	Each Party shall, in connection with the notifications, filings, applications or other submissions under any Regulatory Law or Security Law (collectively, the “Filings”), use its commercially reasonable efforts, subject to all applicable Laws relating thereto and to the exchange of privileged, confidential or competitively-sensitive information, to: (i) permit the other Party to review in advance any proposed communication to any Governmental Entity; (ii) keep the other Party promptly informed of any material communication received by such Party from, or given by such Party to, the relevant Governmental Entities and any material communication received or given in connection with any proceeding by a private party; and (iii) to consult with the other Party in advance of and give the other Party the opportunity to attend and participate in meetings and conferences with the Governmental Entities with respect to the Contemplated Transactions.

(c)	Other than to the extent any Laws expressly require Fibrek or any of its subsidiaries to obtain any consent, clearance or approval of any Governmental Entity or to make any filing with any Governmental Entity, the Offeror shall be solely responsible for making all such filings and otherwise pursuing all required consents, clearances and approvals from Governmental Entities which are required to consummate the Contemplated Transactions (provided that Fibrek shall, in a timely manner, provide all information, consents, approvals and assistance reasonably requested by the Offeror in connection therewith), and shall, without limiting the generality of Section 7.2(a), pay all fees in respect of the Competition Act Approval and the HSR Act Approval, in each case, associated therewith and shall advise Fibrek of any filings or notices made or other communications given or received in connection with such consents, clearances and approvals.

7.3	Publicity

The Parties agree to jointly plan and coordinate a press release to be disseminated on the date of execution of this Agreement. Subject to the foregoing and to any other provision of this Agreement, the Parties agree that, from the date hereof until the earlier of the completion of the Offer and the termination of this Agreement, neither party shall issue any further press releases relating to the Contemplated Transactions unless required under any applicable Laws to do so, in which case, so long as it is not legally prohibited from doing so, the Party issuing a press release shall provide the other party with prompt written notice so that the other Party may, in its sole discretion, seek a protective order or other appropriate remedy.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated in any of the subsections below:

(a)	by mutual written consent of Fibrek and the Offeror;

(b)	by the Offeror, by written notice to Fibrek at any time if:

(i)	Fibrek is in default of any covenant or obligation in Sections 2.3(b) or Article 5 hereof;

(ii)	Fibrek has materially breached any other covenant or obligation under this Agreement; or

(iii)	any representation or warranty of Fibrek:

(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by the Offeror to Fibrek of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(c)	by Fibrek, by written notice to the Offeror, at any time if:

(i)	the Offeror is in default of any covenant or obligation in Sections 2.1(a), 2.1(b) and 2.1(c);

(ii)	the Offeror has materially breached any other covenant or obligation under this Agreement; or

(iii)	any representation or warranty of the Offeror shall be untrue or incorrect in any material respect,:

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by Fibrek to the Offeror of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(d)	by the Offeror, by written notice to Fibrek if the Board of Directors or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Offeror its recommendation in favour of the Offer, or fails to recommend in favour of the Offer; (ii) approves or recommends in favour of any Acquisition Proposal; or (iii) the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer and recommendation that Securityholders deposit all of their Common Shares under the Offer within three (3) Business Days of the written request by the Offeror that the Board of Directors make such a recommendation or reaffirmation;

(e)	by Fibrek, by written notice to the Offeror in order to accept, recommend or enter into a binding written agreement with respect to a Superior Proposal, the whole in accordance with and without any breach of Section 5.1 and Section 5.2;

(f)	by either Fibrek or the Offeror by written notice to the other of them if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement and provided further that Fibrek may only terminate this Agreement pursuant to this Section 8.1(f) if the Offeror has not waived the unsatisfied conditions and publicly announced its intention to take up and pay for Common Shares that have been deposited pursuant to Section 2.1(d) hereof;

(g)	by either Fibrek or the Offeror, by written notice to the other of them if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any of the Conditions of the Offer being satisfied or waived, unless the failure of such condition shall be due to the failure of the Party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(h)	by Fibrek or the Offeror, if any court of competent jurisdiction or other Governmental Entity having authority over the Parties shall have issued any order, decree or ruling enjoining or otherwise prohibiting the Contemplated Transactions, which order, decree or ruling is final and non-appealable (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);

(i)	by the Offeror, by written notice to Fibrek at any time if:

(i)	Fibrek has materially breached any covenant or obligation under the Special Warrant Agreement; or

(ii)	any representation or warranty of Fibrek under the Special Warrant Agreement:

(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that in the case of each of (i) or (ii) above, written notice shall be provided by the Offeror to Fibrek of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is five (5) Business Days, in the case from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date.

8.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Parties hereunder except as set forth in this Article 8, Section 5.3, Section 5.3(c), Section 5.5, Section 6.1 and Section 6.2 (if termination occurs after the Effective Time), Article 9 and Article 10, which provisions shall survive the termination of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

(a)	Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

(b)	The address for service for each of the Parties hereto shall be as follows:

(i)	if to the Offeror:

Mercer International Inc.

Suite 1120

700 West Pender Street

Vancouver, B.C. V6C 1G8

Attention:             David Gandossi

Fax:                       (604) 684-1094

with a copy (which shall not constitute notice) to:

Sangra Moller LLP

Suite 1000

925 West Georgia Street

Vancouver, B.C. V6C 3L2

Attention:             H.S. Sangra

Fax:                      (604) 669-8803

(ii)	if to Fibrek:

625 René-Lévesque Blvd. West

Suite 700

Montréal QC H3B 1R2

Attention:             Chief Financial Officer

Fax:                       (514) 871-0551

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West, Suite 4000

Montreal, QC H3B 3V2

Attention:             Steeve Robitaille and Pierre-Yves Leduc

Fax:                       (514) 397-3222

ARTICLE 10

MISCELLANEOUS

10.1	Agreement Matters

(a)	This Agreement:

(i)	together with the Confidentiality Agreement and the Special Warrant Agreement and any other written agreement between the Parties that explicitly references this Section and provides that such additional agreement shall be binding on the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(ii)	shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and

(iii)	shall be governed in all respects, including as to validity, interpretation and effect by the Laws of the Province of Quebec and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Quebec, unless such action or proceeding is necessary to obtain injunctive relief from any breach or threatened breach of this Agreement in a jurisdiction other than Quebec.

10.2	Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party, provided that the Offeror may assign this Agreement and its rights hereunder, in whole or in part, to an Affiliate, but no such assignment shall relieve the Offeror of its obligations hereunder.

10.3	Survival

Subject to Section 8.2, the representations and warranties of Fibrek and the Offeror contained in this Agreement shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

10.4	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated herein. The fees and expenses referred to in this Section 10.4 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

10.5	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy (including pdf e-mail transmission) of this Agreement, and such facsimile or similar executed electronic copy (including pdf e-mail transmission) shall be legally effective to create a valid and binding agreement between the Parties.

10.6	Further Assurances

Subject to the terms and conditions herein provided and to the fiduciary duties of the Board of Directors and the board of directors of the Offeror, each Party agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including: (a) the execution and delivery of such documents as the other party may reasonably request or require for such purpose and, in the case of Fibrek, provide complete and executed documentation relating to any prior transactions or reorganizations undertaken by Fibrek that the Offeror may reasonably request; and (b) obtaining such information, documents including financial statements and reports of auditors, or consents required in connection with the preparation of the documents contemplated hereunder, and using reasonable commercial efforts to obtain all necessary waivers, consents and approvals, including applicable regulatory approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities. Each Party shall cooperate in all reasonable respects with the other Party in taking such actions.

10.7	Access to Information

Upon reasonable notice and subject to applicable Law and to any restrictions imposed on Fibrek pursuant to the terms and conditions of any Contract to which it or any of its subsidiaries is a party, Fibrek agrees to provide the Offeror and its representatives with access during normal business hours from the date hereof and until the earlier of the Effective Time and the termination of this Agreement, to all books, records, information and files in its possession and control and access to its personnel on an as requested basis as well as access to its properties to the extent such information has been requested prior to the date of this Agreement and has not been provided (or relates to such information), or is otherwise relevant to the Agreement and is reasonably necessary for the purposes of securing all necessary regulatory approvals, integrating the business of the Parties and their subsidiaries, the preparation and settlement of definitive documents and/or the advancement of the Offer. In addition, Fibrek covenants and agrees to provide the Offeror with copies of all Tax returns and related assessments for Fibrek and its subsidiaries to the extent it has not previously done so prior to the date of this Agreement. Any investigation by the Offeror hereto and its representatives shall not mitigate, diminish or affect the representations and warranties of Fibrek contained in this Agreement or any document or certificate given pursuant hereto.

10.8	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

MERCER INTERNATIONAL INC.

Per:
Name: Jimmy S.H. Lee
Title: President and Chief Executive Officer

FIBREK INC.

Per:
Name:
Title:

SCHEDULE A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	(i) there shall have been properly and validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with the Common Shares and Special Warrants held by the Offeror and its Affiliates represent at least 50.1% of the outstanding Common Shares calculated on a Fully-Diluted Basis (the “Minimum Deposit Condition”);

(b)	Competition Act Approval shall have been obtained;

(c)	ICA Approval shall have been obtained;

(d)	HSR Act Approval shall have been obtained;

(e)	without limiting the scope of the conditions in Section (b), (c) and (d) of this Schedule A above, all requisite authorizations from any applicable Governmental Entity are received and all waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities, including, for greater certainty, approval for the listing of the Offeror Shares to be issued pursuant to the Offer on the NASDAQ and the TSX) that are, in the Offeror’s discretion, necessary to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(f)	this Agreement shall not have been terminated by Fibrek or the Offeror in accordance with its terms;

(g)	subject to Section (e) of this Schedule A, which shall govern to the extent of any inconsistency with this Section (g); (x) no act, action, suit, investigation or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or private Person or entity, or group thereof (which, in the case of a private Person or entity, or group thereof, the Offeror reasonably believes may succeed) whether or not having the force of Law; (y) there shall be no judgment, order, injunction, decree or stay proposed, sought, enacted, enforced, issued, amended or deemed applicable to the Offer; and (z) no Law shall have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to the Offeror in its sole discretion:

(i)	challenging the validity of the Offer or the Offeror’s ability to maintain the Offer;

(ii)	which has the effect, directly or indirectly, of cease trading, making illegal, enjoining, prohibiting, preventing, restraining or imposing material limitations or conditions on: (A) the making or consummation of the Offer; (B) the take-up or acquisition by, or the sale to, the Offeror of Common Shares; or (C) the ability of the Offeror to acquire, own or hold, or exercise full rights of ownership in respect of the Common Shares;

Conditions to the Offer

(iii)	which would reasonably be expected to result in a Material Adverse Effect or, if the Offer were consummated, would reasonably be expected to result in an Offeror Material Adverse Effect;

(iv)	which seeks to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Fibrek or its subsidiaries, or compel the Offeror or its Affiliates to dispose of or hold separate any material portion of the business or assets of Fibrek or any of its Affiliates; or

(v)	which seeks to obtain from the Offeror or Fibrek or any of their respective Affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer;

(h)	the Offeror shall have determined in its reasonable discretion that no Material Adverse Effect has occurred or would reasonably be expected to occur, in respect of Fibrek after the date of this Agreement or a Material Adverse Effect shall have been disclosed to, or discovered by, the Offeror, if not previously disclosed in writing to the Offeror, after the date of this Agreement;

(i)	at the Expiry Time:

(i) Fibrek shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior thereto; (ii) all representations and warranties made by Fibrek in this Agreement shall be true and correct as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would (A) not reasonably be expected to have a Material Adverse Effect, or (B) materially and adversely affect the ability of the Offeror to proceed with the Offer or, (C), if the Offer were consummated, would not reasonably be expected to have a Material Adverse Effect; and (iii) the representations and warranties of Fibrek in Section (e) of Part II of Schedule B (Capitalization) shall be true and correct in all respects except for deminimus deviations, and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of Fibrek, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying all of the foregoing in this Section (i) (other than (i)(ii)(B)) after due inquiry;

(j)	the Board of Directors shall not have withdrawn, modified or changed in a manner adverse to the Offeror its approval or recommendation of the Agreement or the Offer, or approved or recommended any Acquisition Proposal;

(k)	none of the Lock-Up Agreements shall have been terminated by a Locked-Up Shareholder and no breach of any Lock-Up Agreement by a Locked-Up Shareholder shall have occurred;

(l)	the Shareholder Rights Plans shall have been waived by the Board of Directors in accordance with the requirements of this Agreement or otherwise terminated so as to have no effect in respect of the Contemplated Transactions or any acquisition of Common Shares by the Offer or its Affiliates pursuant to the Contemplated Transactions;

Conditions to the Offer

(m)	the Offeror Shareholder Approval shall have been obtained; and

(n)	the Registration Statement for the Offeror Shares to be issued pursuant to the Offer shall have become effective under the 1933 Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued nor shall there have been any proceeding for that purpose initiated or threatened by the SEC and the Offeror shall have received all necessary state securities Laws or blue sky authorizations.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Conditions to the Offer

SCHEDULE B

REPRESENTATIONS AND WARRANTIES

PART I: REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

(a)	Organization and Qualification. The Offeror is a corporation duly incorporated, amalgamated, continued or created and validly existing under the Laws of its jurisdiction of incorporation, amalgamation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(b)	Authority Relative to this Agreement. The Offeror has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Offeror as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Offeror and the performance by the Offeror of its obligations under this Agreement have been duly authorized by the board of directors of the Offeror and no other corporate proceedings on its part are necessary to authorize this Agreement or the performance of its obligations hereunder, other than the Offeror Shareholder Approval. This Agreement has been duly executed and delivered by the Offeror, and constitutes a legal, valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violation. Neither the authorization, execution and delivery of this Agreement by the Offeror, nor the completion of the transactions contemplated by this Agreement, nor compliance by the Offeror with any of the provisions hereof will:

(i)	result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, material penalty or payment obligation under any provision of:

(A)	its articles, charters or by-laws or other comparable organizational documents;

(B)	any material Contract to which the Offeror is a party or to which it, or any of its properties or assets, may be subject or by which the Offeror is bound, or

(C)	except for compliance with Securities Laws, Regulatory Laws, the policies and bylaws of any applicable stock exchange, any Laws applicable to the Offeror, or any of its properties or assets;

(d)	Sufficiency of Funds. Other than the amounts to be provided under the Credit Facilities, which the Offeror expects to have in advance of making the Offer, the Offeror has sufficient funds, or adequate arrangements (in compliance with applicable Securities Laws) for financing in place, to ensure that it will have sufficient funds, to pay that portion of the purchase price payable under the Offer in cash in respect of all of the Common Shares on a Fully-Diluted Basis.

Representations and Warranties

(e)	Capitalization and Listing. The authorized capital of the Offeror is set forth in the Offeror Public Disclosure Record. The Offeror Shares to be issued in connection with the Offer will be duly authorized and, when issued under the Offer, all such Offeror Shares will be: (i) validly issued as fully paid and non-assessable; and (ii) listed for trading on NASDAQ and the TSX.

(f)	Reports. The Offeror has filed or furnished with all applicable securities regulatory authorities true and complete copies of the Offeror Public Disclosure Record that the Offeror is required to file or furnish therewith. The Offeror Public Disclosure Record at the time filed or furnished: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein when necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) complied in all material respects with the requirements of all applicable securities laws.

(g)	Financial Statements.

(i)	The Offeror’s audited financial statements as at and for the fiscal years ended December 31, 2010 (the “2010 Offeror Financial Statements”) and December 31, 2009 and the Offeror’s unaudited interim financial report for the three and nine-months ended September 30, 2011 (the “Offeror Interim Financial Report”) periods (including the notes thereto) (collectively, the “Offeror Financial Statements”) were, and all financial statements of the Offeror which are publicly disseminated by the Offeror in respect of any subsequent periods prior to the Effective Time will be, prepared in accordance with US GAAP applied on a basis consistent with prior periods (except as otherwise indicated in such Offeror Financial Statements and the notes thereto or in the related report of the Offeror’s independent accountants) and present fairly in all material respects the consolidated financial condition, results of operations, and cash flows of the Offeror and its subsidiaries as of the respective dates thereof and for the periods indicated therein and reflect reserves required by US GAAP in respect of all material contingent liabilities, if any, of the Offeror and its subsidiaries on a consolidated basis as of the respective dates thereof.

(ii)	The management of the Offeror has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Offeror in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Offeror in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Offeror’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure;

(iii)

The Offeror maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Offeror and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Offeror and its subsidiaries are being made only with authorizations of management and directors

Representations and Warranties

of the Offeror and its subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Offeror or its subsidiaries that could have a material effect on its financial statements. To the knowledge of the Offeror, prior to the date of this Agreement: (1) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Offeror that are reasonably likely to adversely affect the ability of the Offeror to record, process, summarize and report financial information; and (2) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Offeror;

(iv)	To the Offeror’s knowledge, there is no effect, event, occurrence or state of facts that would, or would be reasonably be expected to prevent the chief executive officer and/or the chief financial officer of the Offeror from properly providing the certifications required under Items 601(b)(31)(i) and 601(b)(32) of SEC Regulation S-K, in each case with respect to the Offeror’s annual filings for its fiscal year ended December 31, 2011, without taking into account any transactions contemplated by this Agreement; and

(v)	Since September 30, 2011, neither the Offeror nor any of its subsidiaries nor, to the Offeror’s knowledge, any director, officer, auditor of the Offeror or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Offeror or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Offeror or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the board of directors the Offeror.

(h)	Absence of Certain Changes. Except as disclosed or reflected in the Offeror Public Disclosure Record publicly available on EDGAR, since December 31, 2010, there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, an Offeror Material Adverse Effect.

(i)	Litigation. Except as disclosed in the Offeror Public Disclosure Record, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Offeror, threatened against or relating to the Offeror or any of its subsidiaries, the business of the Offeror or any of its subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, an Offeror Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor to the Offeror’s knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, an Offeror Material Adverse Effect). Neither the Offeror nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have an Offeror Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(j)	Stock Exchange Compliance. The Offeror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ and the TSX.

Representations and Warranties

PART II: REPRESENTATIONS AND WARRANTIES OF FIBREK

(a)	Organization and Qualification. Fibrek and each of its subsidiaries is a corporation, partnership or trust, as the case may be, duly incorporated, amalgamated, continued, created or formed, as the case may be, and validly existing under the applicable Laws of its jurisdiction of incorporation, amalgamation, continuance, creation or formation, as the case may be, and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Fibrek and each of its subsidiaries is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets, owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization and qualification necessary, except where the failure to be so registered, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)	Authority Relative to this Agreement. Fibrek has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Fibrek as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Fibrek and the performance by Fibrek of its obligations under this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Fibrek, and constitutes a legal, valid and binding obligation of Fibrek, enforceable against Fibrek in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violation. Neither the authorization, execution and delivery of this Agreement by Fibrek, nor the completion of the transactions contemplated by this Agreement, nor compliance by Fibrek with any of the provisions hereof will:

(i)	result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, material penalty or payment obligation under any provision of:

(A)	its or any subsidiary’s articles, charters or by-laws or other comparable organizational documents;

(B)	any Material Contract to which Fibrek or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Fibrek or any of its subsidiaries is bound, except as disclosed in Section 3.2(c) of the Disclosure Letter; or

(C)	except for compliance with Securities Laws, Regulatory Laws, and the policies and bylaws of the TSX, any Laws applicable to Fibrek, its subsidiaries, or any of their respective properties or assets;

Representations and Warranties

(ii)	except as disclosed in Section 3.2(c) of the Disclosure Letter, give rise to any termination or acceleration of indebtedness of Fibrek or any of its subsidiaries, or cause any available credit of Fibrek or any of its subsidiaries to cease to be available; or

(iii)	result in the imposition of any Lien upon any of the property or assets of Fibrek, or a subsidiary of Fibrek, or restrict, hinder, impair or limit the ability of Fibrek or a subsidiary of Fibrek to conduct the business of Fibrek or any of its subsidiaries as and where it is now being conducted that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)	Compliance with Laws. None of Fibrek or any of its subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or bylaws or equivalent organizational documents; or (ii) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Material Adverse Effect.

(e)	Capitalization. The authorized share capital of Fibrek consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. As of the close of business on the day prior to the date of this Agreement, there were issued and outstanding 130,075,556 Common Shares, and a total of 4,523,635 Common Shares have been reserved for issuance under the Fibrek Stock Option Plan. The terms of the options (including the exercise prices thereof) are disclosed in Section 3.2(e) of the Disclosure Letter. Except for the Options and the SRP Rights, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, obligations or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or that may require the issuance, sale or transfer by Fibrek of any securities of Fibrek (including Common Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Fibrek (including Common Shares) or subsidiaries of Fibrek, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Fibrek or any of its subsidiaries based upon the book value, income or any other attribute of Fibrek or any of its subsidiaries. No Shareholder is entitled to any pre-emptive or other similar right granted by Fibrek or any of its subsidiaries.

(f)	Ownership of Subsidiaries. Section 3.2(f) of the Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by Fibrek, each of which is wholly-owned. All of the issued and outstanding securities and other ownership interests in the subsidiaries of Fibrek are duly authorized, validly issued, fully paid and non-assessable, and, except as disclosed in Section 3.2(f) of the Disclosure Letter, all such securities and other ownership interests held directly or indirectly by Fibrek are legally and beneficially owned free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such securities or other ownership interests in material assets or properties of any of the subsidiaries of Fibrek. Except as disclosed in Section 3.2(e) of the Disclosure Letter there are no Contracts, commitments, agreements, understandings, arrangements or restrictions that require Fibrek or any of its subsidiaries to issue, sell or deliver any securities or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Other than the subsidiaries listed on Section 3.2(f) of the Disclosure Letter, neither Fibrek nor any of its subsidiaries own any capital stock of, or other equity or voting interests in, any Person.

Representations and Warranties

(g)	Securities Laws Matters. Fibrek is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada and is not on a list of reporting issuers in default under the Securities Laws of such jurisdictions. Fibrek and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Securities Laws and, other than proceedings relating to the Shareholder Rights Plan, there are no current, pending or, to Fibrek’s knowledge threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Common Shares are listed on, and Fibrek is in compliance, in all material respects, with the rules and policies of, the TSX. Fibrek is not subject to regulation by any other stock exchange. As of the date hereof, no delisting, suspension of trading in or cease trading order with respect to any securities of Fibrek has been issued or made and, to the knowledge of Fibrek, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or expected to be implemented or undertaken with respect to Fibrek. Fibrek has not filed any confidential material change report which at the date hereof remains confidential. All of the documents included in the Fibrek Public Disclosure Record, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities.

(h)	Financial Statements.

(i)	Fibrek’s audited financial statements as at and for the fiscal years ended December 31, 2010 (the “2010 Financial Statements”) and December 31, 2009 and Fibrek’s unaudited interim financial report for the three and nine-months ended September 30, 2011 (the “Interim Financial Report”) periods (including the notes thereto) (collectively, the “Financial Statements”) were, and all financial statements of Fibrek which are publicly disseminated by Fibrek in respect of any subsequent periods prior to the Effective Time will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods (except as otherwise indicated in such Financial Statements and the notes thereto or in the related report of Fibrek’s independent accountants) and present fairly in all material respects the consolidated financial condition, results of operations, and cash flows of Fibrek and its subsidiaries as of the respective dates thereof and for the periods indicated therein and reflect reserves required by Canadian GAAP in respect of all material contingent liabilities, if any, of Fibrek and its subsidiaries on a consolidated basis as of the respective dates thereof.

(ii)	The management of Fibrek has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Fibrek in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Fibrek in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Fibrek’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure;

Representations and Warranties

(iii)	Fibrek maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Fibrek and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Fibrek and its subsidiaries are being made only with authorizations of management and directors of Fibrek and its subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Fibrek or its subsidiaries that could have a material effect on its financial statements. To the knowledge of Fibrek, prior to the date of this Agreement: (1) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Fibrek that are reasonably likely to adversely affect the ability of Fibrek to record, process, summarize and report financial information; and (2) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Fibrek;

(iv)	To Fibrek’s knowledge, there is no effect, event, occurrence or state of facts that would, or would be reasonably be expected to prevent the chief executive officer and/or the chief financial officer of Fibrek from properly providing the certifications required under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings under Form 52-109F1 - Certification of Annual Filings with respect to Fibrek’s annual filings for its fiscal year ended December 31, 2011, without taking into account any transactions contemplated by this Agreement; and

(v)	Since September 30, 2011, neither Fibrek nor any of its subsidiaries nor, to Fibrek’s knowledge, any director, officer or auditor of Fibrek or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Fibrek or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Fibrek or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors.

(i)	No Undisclosed Liabilities. Fibrek has no material obligations or liabilities of any nature, other than: (i) those set forth or adequately provided for in the 2010 Financial Statements and the Interim Financial Report; (ii) those incurred in the ordinary course of business consistent with past practice and not required to be set forth under Canadian GAAP in the Interim Financial Report; (iii) those incurred in the ordinary course of business consistent with past practice since September 30, 2011 that are not and would not, individually or in the aggregate with all other liabilities and obligations of Fibrek and its subsidiaries (other than those disclosed in the 2010 Financial Statements,) reasonably be expected to have a Material Adverse Effect or, as a consequence of the consummation of the Offer, have a Material Adverse Effect; (iv) those disclosed in Section 3.2(i) of the Disclosure Letter; and (v) those obligations incurred in connection with the execution of this Agreement.

(j)	Absence of Certain Changes. Except as disclosed in Section 3.2(j) of the Disclosure Letter, since September 30, 2011 and except as otherwise permitted by this Agreement:

(i)	Fibrek and its subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice;

Representations and Warranties

(ii)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect;

(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect has occurred;

(iv)	there has not been any change in the accounting practices used by Fibrek and its subsidiaries;

(v)	except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Fibrek or its subsidiaries;

(vi)	there has not been any redemption, repurchase or other acquisition of Common Shares by Fibrek, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Common Shares;

(vii)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

(ix)	there has not been any satisfaction or settlement of any claims or liabilities that were not reflected in the 2010 Financial Statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(x)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Fibrek or its subsidiaries.

(k)	Books and Records. The financial books, records and accounts of Fibrek and each of its subsidiaries: (i) have been maintained in accordance with good business practices and in accordance with applicable Laws (including Canadian GAAP) on a consistent basis with previous years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Fibrek and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(l)	Minute Books. The corporate minute books of each of Fibrek and its subsidiaries that are corporations contain minutes of all meetings and resolutions of their respective boards of directors and committees of such boards of directors, as applicable, other than those portions of minutes of meetings reflecting discussions of the Offer, and of shareholders and are complete and accurate in all material respects. True and complete copies of all such minute books recording such meetings and resolutions and containing currently applicable constating documents of each such entity have been provided to Representatives of the Offeror and neither Fibrek nor any of its subsidiaries has taken any action to amend or supersede such documents.

Representations and Warranties

(m)	Consents and Approvals. Except as disclosed in Section 3.2(m) of the Disclosure Letter, no consent, waiver or approval from other parties to Material Contracts to which Fibrek or any of its subsidiaries is a party or by which it or they are bound is required to be obtained by Fibrek or any of its subsidiaries in connection with the authorization, execution or delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(n)	Taxes. Except as disclosed in Section 3.2(n) of the Disclosure Letter:

(i)	Fibrek and each of its subsidiaries has filed or caused to be filed on a timely basis all Returns required to be filed by applicable Law. All such Returns are correct and complete in all material respects and have not been amended. Fibrek and each of its subsidiaries has timely paid all Taxes that are due and payable by Fibrek or its subsidiaries, including all instalments on account of Taxes for the current year that are due and payable by Fibrek or its subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. Reserves and provisions for Taxes accrued but not yet due and payable as reflected in the Financial Statements are adequate as of the date of the Financial Statements and are in accordance with Canadian GAAP. There are no liens for Taxes upon any of the assets or properties of Fibrek or any of its subsidiaries.

(ii)	there is no dispute, claim, audit, investigation, examination or proceeding pending or, to the knowledge of Fibrek, threatened against Fibrek or any of its subsidiaries in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(iii)	neither Fibrek nor any of its subsidiaries has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A)	to file any Return (which has not since been filed) in respect of any Taxes for which Fibrek or any of its subsidiaries is or may be liable;

(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which Fibrek or any of its subsidiaries is or may be liable;

(C)	Fibrek or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D)	any Governmental Entity may assess or collect Taxes for which Fibrek or any of its subsidiaries is liable;

(iv)	Fibrek and each of its subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and other amounts it is required or permitted by applicable Law to so deduct or collect and remit;

(v)	Fibrek and each of its subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, and value-added Taxes required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

Representations and Warranties

(vi)	neither Fibrek nor any of its subsidiaries is a party to, bound by or obligated under any Tax sharing agreement, Tax indemnification agreement or other contractual agreement relating to Tax sharing or allocation;

(vii)	Fibrek has made available to the Offeror complete and accurate copies of all Returns which Fibrek and its subsidiaries were required to file in respect of the three fiscal years ending prior to the date hereof;

(viii)	none of Fibrek or any of its subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act or the Code: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property; and

(ix)	for the purposes of the Tax Act and the Code and any other relevant Tax purposes:

(A)	Fibrek is resident in Canada; and

(B)	the subsidiaries of Fibrek are resident in the country of the jurisdiction in which they were formed, and are not resident in any other country.

(o)	Assets and Property. Except as disclosed in Section 3.2(o) of the Disclosure Letter, Fibrek and its subsidiaries have good and valid legal and beneficial title to or a valid legal and beneficial leasehold estate, free and clear of any Liens, in all material real and personal property and assets currently owned, leased or used by Fibrek or any of its subsidiaries (the “Property”). To the knowledge of Fibrek, all Taxes, rentals, fees, expenditures and other payments in respect of the Property have been paid or incurred. To the knowledge of Fibrek, there is no adverse claim against or challenge to the title to or ownership of the Property which could reasonably be expected to have a Material Adverse Effect. Except as disclosed in Section 3.2(o) of the Disclosure Letter, no person other than Fibrek and its subsidiaries has any interest in the Property owned by Fibrek and its subsidiaries or any right to acquire any interest therein. There are no material restrictions on the ability of Fibrek and its subsidiaries to use, transfer or exploit the Property owned by Fibrek and its subsidiaries in the ordinary course, except pursuant to applicable Law. Neither Fibrek nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Fibrek or a subsidiary of Fibrek in any of the Property which could reasonably be expected to have a Material Adverse Effect.

(p)

Material Contracts. Fibrek and its subsidiaries have performed in all material respects the obligations required to be performed by them to date under the Material Contracts. Neither Fibrek nor any of its subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Fibrek have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. None of Fibrek or any of its subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Fibrek, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto. Prior to the date hereof, Fibrek has made available to the Offeror true and complete copies of all of the Material Contracts of Fibrek and its subsidiaries. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Fibrek (or a subsidiary of Fibrek, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). Fibrek has not received any written or, to the

Representations and Warranties

knowledge of Fibrek, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Fibrek or any of its subsidiaries, and, to the knowledge of Fibrek, no such action has been threatened.

(q)	Permits. Fibrek and each of its subsidiaries have each obtained and are in material compliance with all material Permits required by applicable Laws, necessary to conduct its business as now being conducted. To the knowledge of Fibrek, except as disclosed in Section 3.2(q) of the Disclosure Letter, there are no facts, events or circumstances that would reasonably be expected to result in a Material Adverse Effect or a failure to obtain such material Permits as are necessary to conduct the business of Fibrek and each of its subsidiaries as they are currently being conducted as set forth in the Fibrek Public Disclosure Record.

(r)	Environmental Matters. Except as disclosed in the Fibrek Public Disclosure Record and in Section 3.2(r) of the Disclosure Letter:

(i)	none of Fibrek or any of its subsidiaries is in material violation of any Environmental Laws;

(ii)	there are no pending or threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, notices of non-compliance, infraction or violation, prosecution, investigation or proceedings relating to any Environmental Law against Fibrek or any of its subsidiaries which could be expected to have a Material Adverse Effect;

(iii)	Fibrek and its subsidiaries are in possession of, and in compliance with, all material Permits required under Environmental Laws to own, lease and operate the Property and to conduct their respective businesses as they are now being conducted;

(iv)	no material environmental, reclamation or closure obligation, demand, notice, work order or other material liabilities presently exist pursuant to Environmental Laws with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Fibrek and its subsidiaries and, to Fibrek’s knowledge, there is no basis for any such material obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(v)	neither Fibrek nor any of its subsidiaries is subject to any proceeding, application, order or directive which relates to environmental or public health or safety matters, and which may require any material work, repairs, construction or expenditures;

(vi)	to Fibrek’s knowledge, there are no changes in the status, terms or conditions of any Permits required under Environmental Laws held by Fibrek or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Fibrek or any of its subsidiaries following the Effective Date;

Representations and Warranties

(vii)	Fibrek and its subsidiaries have made available to the Offeror all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information in their possession or control with respect to environmental matters; and

(viii)	to Fibrek’s knowledge, Fibrek and its subsidiaries are not subject to any past or present fact, condition or circumstance that would reasonably be expected to result in liability under any Environmental Laws that would reasonably be expected to result in a Material Adverse Effect.

(ix)	All representations and warranties of Fibrek pertaining to environmental or public health and safety matters are included solely in this Sections (q) and (r) of Part II of Schedule B, and all other provisions of this Agreement shall be interpreted accordingly.

(s)	Compliance with Laws. Fibrek and each of its subsidiaries are in compliance with and are not in violation of any applicable Laws, except for any failures to comply or violations which would not have a Material Adverse Effect and none of Fibrek or any of its subsidiaries has received any notice of any alleged violation of any applicable Laws.

(t)	Employment Matters.

(i)	except as disclosed in Section 3.2(t) of the Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated in this Agreement will:

(A)	result in any payment (including, without limitation, bonus, golden parachute, retirement, termination, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former employee, officer or director of Fibrek or of any of its subsidiaries;

(B)	increase the compensation or benefits otherwise payable to any current or former employee, officer or director of Fibrek or of any of its subsidiaries;

(C)	entitle any employee of Fibrek or of any of its subsidiaries to any job security or similar entitlement; or

(D)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Employee Plan;

(the foregoing being referred to as “Change of Control Payments”);

(ii)	there is no labour strike, dispute, slowdown, stoppage or other labour difficulty pending, involving or, to the knowledge of Fibrek, threatened, against Fibrek or any of its subsidiaries:

(iii)	Fibrek and its subsidiaries are in compliance with Laws respecting employment and employment practices (including, without limitation, employment insurance, employer health tax, employment standards, labour relations, occupational health and safety, human rights and workers’ compensation), except where failure to be in compliance would not have a Material Adverse Effect, and, to the knowledge of Fibrek, there are no pending or threatened proceedings before any Governmental Entity with respect to any of the foregoing;

(iv)

Section 3.2(t) of the Disclosure Letter contains a complete list of all of the Employee Plans, true and complete copies of which have been provided to the Offeror, each of the Employee Plans is and has been established, maintained, funded, invested and

Representations and Warranties

administered in compliance with its terms, all employee plan summaries and booklets, and with all applicable Laws and there has been no amendment to, announcement by Fibrek or any of its subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year;

(v)	all employer payments, contributions or premiums required to be remitted or paid to or in respect of each Employee Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, all applicable actuarial reports and all applicable Laws, and no Taxes, penalties or fees are owing or eligible under or in respect of any Employee Plan; and

(vi)	except as disclosed in Section 3.2(t) of the Disclosure Letter, neither Fibrek nor any of its subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees;

(u)	Disagreements with Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of Regulation 51-102 respecting continuous disclosure obligations) with Fibrek’s auditors.

(v)	No Brokers. Except for the fees to be paid to TD Securities and Canaccord Genuity pursuant to their respective engagement letters with Fibrek, true and complete copies of which has been delivered to the Offeror concurrently with the Disclosure Letter, Fibrek has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with this Agreement and the transactions contemplated herein.

(w)	Litigation. Except as disclosed in the Fibrek Public Disclosure Record, there is no claim, action, proceeding or investigation pending or, to the knowledge of Fibrek, threatened against or relating to Fibrek or any of its subsidiaries, the business of Fibrek or any of its subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor to Fibrek’s knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect). Neither Fibrek nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(x)	Insurance.

(i)	Fibrek has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Fibrek nor any of its subsidiaries has failed to make a claim thereunder on a timely basis; and

Representations and Warranties

(ii)	each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefor share) be kept in full force and effect by Fibrek through the Effective Time. No written (or, to the knowledge of Fibrek, other) notice of cancellation or termination has been received by Fibrek or any subsidiary with respect to any such policy.

(y)	Non-Arm’s Length Transactions. Except as disclosed in the Fibrek Public Disclosure Record, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Fibrek or any of its subsidiaries) between Fibrek or any of its subsidiaries on the one hand, and any (i) officer or director of Fibrek or any of its subsidiaries, (ii) any holder of record or, to Fibrek’s knowledge, beneficial owner of ten percent or more of the voting securities of Fibrek, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(z)	United States Securities Laws. The Common Shares are and are not required to be registered pursuant to Section 12 of the United States Securities Exchange Act of 1934. Fibrek is a “foreign private issuer” as that term is defined in Rule 405 promulgated under the 1933 Act. Fibrek is not an “investment company” under the United States Investment Company Act of 1940, as amended.

Representations and Warranties

SCHEDULE C

FORM OF LOCK-UP AGREEMENT

February •, 2012

[Offeror]

Attention:

Dear Sirs:

I understand that [Offeror] directly or through one of its affiliates (the “Offeror”) has agreed to make a public offer (the “Offer”) to acquire all of the outstanding common shares in the capital of Fibrek Inc. (“Fibrek”).

1.	Covenants of Supporting Shareholder

I                                     , am the beneficial owner of the securities of Fibrek specified below. In my capacity as shareholder and not in my capacity as officer or director of Fibrek (the “Supporting Shareholder”), from the date hereof until the date the support agreement between the Offeror and Fibrek dated February •, 2012 (the “Support Agreement”) is terminated, I hereby agree:

(a)	in accordance with any instructions I will receive from Fibrek (subject to compliance of such instructions with the terms of the Support Agreement), to exercise any Eligible Options (as defined in the Support Agreement, “Eligible Options”)) (the shares of Fibrek issued upon the exercise of the Eligible Options, if any when issued, together with any shares of Fibrek beneficially owned by, hereafter acquired or under the control or direction of the undersigned, the “Locked-up Shares”);

(b)	to, within thirty (30) days after commencement of the Offer in accordance with Section 2 of the Support Agreement, (i) deposit or cause to be deposited with the depositary under the Offer all of the Locked-up Shares (other than the Locked-up Shares issuable upon the exercise of Eligible Options which shall be deposited as described in clause (ii) hereof); and (ii) deposit or cause to be deposited any Locked-Up Shares issued upon the exercise of all Eligible Options held by the undersigned in accordance with Section 2.4 of the Support Agreement;

(c)	not to sell, assign, transfer or encumber the Locked-Up Shares or agree to do any of the foregoing and not to permit any of my affiliates to sell, assign, transfer or encumber the Locked-Up Shares or agree to do any of the foregoing;

(d)	to take all such steps as are required to ensure that at the time at which the Locked-Up Shares are taken up and paid for under the Offer the Locked-up Shares will be owned beneficially by the undersigned with a good and valid title free of any encumbrances;

(e)	except in order to tender to a Superior Proposal, not to exercise, and to cause any of my Affiliates to exercise, any statutory or other rights of withdrawal with respect to any of the Locked-Up Shares once deposited pursuant to the Offer (or otherwise disposed of) unless this Lock-up Agreement is terminated prior to the Offerors taking up the Fibrek Shares under the Offer; and

(f)	to not take any action, directly, or indirectly, which may in any way adversely affect the success of the Offer or the purchase of any Fibrek Shares under the Offer.

Lock-Up-Agreement

2.	Representations and Warranties

I represent and warrant that:

(a)	I have, and at the time the Locked-up Shares are tendered to the Offer I will have, the sole right to sell and vote all of the Locked-up Shares, with good and valid title thereto, free and clear of any and all encumbrances and demands of any nature or kind whatsoever. The only securities of Fibrek beneficially owned, directly or indirectly, by me are the securities set forth below;

(b)	upon take up of and payment for the Locked-up Shares, I will have conveyed to the Offeror good and valid title to the Locked-up Shares free and clear of any and all encumbrances and demands of any nature or kind whatsoever; and

(c)	no person has any agreement or option for the purchase, acquisition or transfer from me of any of the Locked-up Shares or any interest therein or right thereto, except the Offeror pursuant to the terms of this Agreement.

3.	Termination

This agreement shall terminate automatically without any further act of the parties hereto in the event the Support Agreement is terminated. In addition, this agreement may be terminated by notice in writing:

(a)	at any time by mutual consent of the Offeror and the Supporting Shareholder;

(b)	by the Supporting Shareholder if the Offeror has not taken-up and paid for the Locked-up Shares on or prior to the Outside Date (as defined in the Support Agreement); or

(c)	by the Supporting Shareholder if the Offeror has modified the Offer to reflect any change contemplated in [Sections 2.1(i)(i) through (v) of the Support Agreement].

Upon termination of this Agreement, the Supporting Shareholder shall be entitled to withdraw without penalty or liability any of the Locked-up Shares deposited under the Offer and shall no longer be required to deposit any of the Locked-up Shares under the Offer, and none of the parties hereto shall have any further rights or obligations hereunder.

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that the Offeror may assign its rights and obligations under this letter agreement to any of its Affiliates, to the extent permitted by the Support Agreement, but no such assignment shall relieve the Offeror of its obligations hereunder.

Prior to first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than its advisors, Fibrek and Fibrek’s directors and officers, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this letter agreement may be disclosed by the Offeror and Fibrek in the press release issued in connection with the execution of the Support Agreement, the Bid Circular and the Directors’ Circular. The Supporting Shareholder consents to the public filing of this Agreement on SEDAR.

Time shall be of the essence of this agreement. This agreement shall be governed and construed in accordance with the laws in force in the Province of Quebec and the laws of Canada applicable therein. The Parties hereto have agreed that this Agreement be drawn up in the English Language. Les parties aux présentes ont convenu que la présente entente soit rédigée en anglais.

Lock-Up-Agreement

Yours truly,

Name:

Address:

Fax:

Accepted and agreed this              day of                             , 2012.

[OFFEROR]

By:
Name:
Title:

Lock-Up-Agreement

LOCKED-UP SHARES

Number of Common Shares	Number of Options

Lock-Up-Agreement

SCHEDULE D

PRORATION CALCULATIONS

The Maximum Cash Consideration and the Maximum Unit Consideration will be pro rated on each date (a “Take-Up Date”) upon which the Offeror takes up or acquires Common Shares pursuant to the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Unit Consideration. Accordingly:

(a) the aggregate amount of cash that the Offeror will pay as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Common Shares not held by the Offeror on the date of the Offer, calculated on a fully-diluted basis (the “Maximum Take-Up Date Cash Consideration”); and

(b) the aggregate number of Offeror Shares that the Offeror will issue as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Common Shares not held by the Offeror on the date of the Offer, calculated on a fully-diluted basis (the “Maximum Take-Up Date Share Consideration”).

The actual consideration to be received by a Shareholder electing the cash alternative (a “Cash Electing Shareholder”) and a Shareholder electing (or deemed to be electing) the share alternative (a “Share Electing Shareholder”) is subject to the following:

(a) if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Cash Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Election Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of Offeror Shares calculated by dividing such balance by $8.44 rounded down to the nearest whole number (with cash paid in lieu of any fractional Offeror Share); and

(b) if, on any Take-Up Date, the number of Offeror Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the Maximum Take-Up Date Share Consideration will be prorated among the Share Electing Shareholders such that each Share Electing Shareholder will receive a number of Offeror Shares equal to the number of Offeror Shares sought by such Share Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of Offeror Shares sought by all Share Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional Offeror Shares) and each such Share Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by multiplying the number of Offeror Shares to which they were otherwise entitled but did not receive by $8.44 (rounded down to the nearest $0.01).

Proration Calculations

For the purposes of the calculations, if any Shareholder elects more than one consideration alternative, such Shareholder will be considered as a separate Shareholder with respect to each consideration alternative elected. Any cash paid in lieu of any fractional Offeror Shares hereunder shall be in addition to and shall not reduce the Maximum Cash Consideration.

Proration Calculations